COPY

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 08/20/2014	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT


14035094

2014 AUG 22 PM 2:35

SEC / MR

RECEIVED

1. State the name of the applicant: BOX Options Exchange LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   101 Arch Street, Suite 610, Boston, MA 02110
3. Provide the applicant's mailing address (if different):
4. Provide the applicant's business telephone and facsimile number:
   617-235-2235 (Telephone) 617-235-2253 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Lisa J. Fall (Name) President (Title) 617-235-2235 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Alanna Barton
   101 Arch Street, Suite 610
   Boston, MA 02110
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 08/06/2010 (b) State/Country of formation: Delaware, USA

   (c) Statute under which applicant was organized: DLLCA Sec. 18-201

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 08/20/2014 (MM/DD/YY) BOX Options Exchange LLC (Name of applicant)

By: [signature] (Signature) Lisa J. Fall, President (Printed Name and Title)

Subscribed and sworn before me this 20th day of August (Month) 2014 (Year) by Lisa J. Fall (Notary Public) [signature]

My Commission expires 9 Apr 2021 County of Essex State of MA

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.


DEBRA J. WHITE
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
April 9, 2021


BOX
OPTIONS EXCHANGE

August 20, 2014

Via FedEx

Mr. Christopher Grobbel
Division of Trading and Markets
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re: BOX Options Exchange LLC
Amendment No. 11 to Form 1

Dear Mr. Grobbel:

Enclosed for filing are an original and two copies of Amendment No. 11 to Form 1 (the "Amendment"). The Amendment includes an updated execution page and complete Exhibits D, I, K, M and N pursuant to Exchange Act Rule 6a-2(b).[1]

Except as set forth above, neither the Form 1 nor any exhibits thereto are being changed by this Amendment No. 11.

Please do not hesitate to contact me if you have any questions.

Sincerely yours,

Lisa J. Fall
President

cc: Glen R. Openshaw, Esq.

Enclosures

[1] 17 C.F.R. § 240.6a-2(b).

101 Arch Street, Suite 610, Boston, MA 02110
Tel.: 617-235-2291 Fax: 617-235-2253
www.boxexchange.com
135 S. LaSalle Street, Suite 4250, Chicago, IL 60603
Tel.: 312-251-7000 Fax: 312-251-7001



BOX®
OPTIONS EXCHANGE

BOX OPTIONS EXCHANGE LLC

AMENDMENT No. 11
to
FORM 1 APPLICATION
and
EXHIBITS

The Form 1 application is hereby amended as set forth in this Amendment No. 11. The Form 1 application is not being modified in any respect other than to the extent set forth below.


BOX
OPTIONS EXCHANGE

Amendment to:

Exhibit D

Request:
For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

Exhibit D is hereby amended by deleting the prior response in its entirety and inserting a new response to Exhibit D as set forth below.

Response:

2013 financial information is provided for the entities set forth below. Financial information for the Exchange is included in Exhibit I. Financial information for Foreign Indirect Affiliates, as defined in Exhibit C, is not included.

1. BOX Holdings Group LLC is a limited liability company with assets and liabilities consisting solely of 100% of the outstanding equity interests of BOX Market LLC. Please refer to Exhibit D-1 for the BOX Market LLC financial statements.

2. Exhibit D-1, BOX Market LLC

3. Exhibit D-2, TMX Group Limited

4. Exhibit D-3, TMX Group Inc.

5. Exhibit D-4, Bourse de Montréal Inc.

6. Exhibit D-5, MX US 1, Inc.

7. Exhibit D-6, MX US 2, Inc.



BOX®
OPTIONS EXCHANGE

Exhibit D-1 – BOX Market LLC

Consolidated Financial Statements of

BOX MARKET LLC

Year ended December 31, 2013



KPMG LLP
600 de Maisonneuve Blvd. West
Suite 1500
Tour KPMG
Montréal (Québec) H3A 0A3

Telephone (514) 840-2100
Fax (514) 840-2187
Internet www.kpmg.ca

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Members of BOX Market LLC

We have audited the accompanying consolidated balance sheet of BOX Market LLC (the "Company") as at December 31, 2013, and the related consolidated statements of income and expense, members' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BOX Market LLC as at December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

KPMG LLP*

January 30, 2014

Montréal, Canada

*CPA auditor, CA, public accountancy permit No. A120220

BOX MARKET LLC

Consolidated Financial Statements

Year ended December 31, 2013

Financial Statements

BOX MARKET LLC

Consolidated Balance Sheet

December 31, 2013, with comparative information for 2012
(In thousands of dollars)

		2013		2012
Assets				
Current assets:				
Cash and cash equivalents	$	20,106	$	21,609
Accounts receivable, net of allowance of $25 and $10 in 2012 (note 7)		4,975		9,621
Note receivable from BOX Options Exchange LLC, bearing interest at a rate of 3% and maturing in December 2014		1,000		1,000
Other current assets		329		276
		26,410		32,506
Computer equipment and software:				
Computer equipment and software (note 4)		54,165		49,236
Leasehold improvements (note 4)		1,303		1,303
		55,468		50,539
Accumulated amortization and depreciation		(41,847)		(36,275)
		13,621		14,264
Other assets		1,254		1,375
	$	41,285	$	48,145
Liabilities and Members' Equity				
Current liabilities:				
Accounts payable and accrued expenses	$	1,452	$	2,185
Payable to related parties (note 7)		865		315
Appreciation rights plan (note 11)		53		658
Current portion of deferred rent (note 6)		18		18
		2,388		3,176
Long-term liabilities:				
Deferred rent (note 6)		134		153
Appreciation rights plan (note 11)		197		529
Members' equity (note 8):				
Member's contributions		27,563		27,563
Accumulated dividend distributions		(40,704)		(29,094)
Accumulated earnings		51,707		45,818
		38,566		44,287
Commitments (note 6)				
	$	41,285	$	48,145

See accompanying notes to consolidated financial statements.

BOX MARKET LLC

Consolidated Statement of Income and Expense

Year ended December 31, 2013, with comparative information for 2012
(In thousands of dollars)

	2013	2012
Revenues:		
Transaction fees	$ 29,549	$ 43,408
Options price reporting authority income	1,911	2,745
Other trade related fees	80	161
Miscellaneous income	378	360
	31,918	46,674
Expenses:		
Professional services:		
Financial and administrative (note 7)	305	2,237
Regulatory (note 7)	2,078	2,621
Technical and operational (note 7)	9,142	9,519
Other	3,093	5,618
Amortization and depreciation	5,572	4,952
Employee costs	4,326	5,612
Rent of facilities (note 6)	327	378
Office-related	299	289
Communications and data processing	515	490
Advertising and promotion	69	73
Other	337	347
	26,063	32,136
Operating income	5,855	14,538
Other income:		
Interest income	34	38
Gain on deconsolidation (note 3)	–	968
Net income	$ 5,889	$ 15,544

See accompanying notes to consolidated financial statements.

BOX MARKET LLC

Consolidated Statement of Members' Equity

Year ended December 31, 2013, with comparative information for 2012
(In thousands of dollars)

	Member's contributions	Class A members' contributions	Class B members' contributions	Accumulated dividend distributions	Accumulated earnings	Total members' equity
Balance, December 31, 2011	$ –	$ 20,176	$ 7,387	$ (21,094)	$ 30,274	$ 36,743
Merger of Boston Options Exchange Group LLC and BOX Market LLC	27,563	(20,176)	(7,387)	–	–	–
Net income	–	–	–	–	15,544	15,544
Dividend distributions	–	–	–	(8,000)	–	(8,000)
Balance, December 31, 2012	27,563	–	–	(29,094)	45,818	44,287
Net income	–	–	–	–	5,889	5,889
Dividend distributions	–	–	–	(11,610)	–	(11,610)
Balance, December 31, 2013	$ 27,563	$ –	$ –	$ (40,704)	$ 51,707	$ 38,566

See accompanying notes to consolidated financial statements.

BOX MARKET LLC

Consolidated Statement of Cash Flows

Year ended December 31, 2013, with comparative information for 2012
(In thousands of dollars)

	2013	2012
Cash flows from operating activities:		
Net income	$ 5,889	$ 15,544
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization and depreciation	5,694	4,952
Appreciation rights expenses	(321)	560
Gain on deconsolidation	–	(968)
Settlement on appreciation rights	(616)	–
Decrease (increase) in accounts receivable	4,646	(1,954)
(Increase) decrease in other current assets	(53)	297
Increase in other assets	–	(375)
Decrease in accounts payable and accrued expenses	(528)	(2,852)
Increase (decrease) in payable to related parties	550	(221)
(Decrease) increase in deferred rent	(19)	137
	15,242	15,120
Cash flows used in investing activities:		
Purchase of computer equipment and software	(5,136)	(6,933)
Purchase of leasehold improvements	–	(21)
	(5,136)	(6,954)
Cash flows used in financing activities:		
Dividend distributions	(11,609)	(8,000)
Deconsolidation of BOX Options Exchange LLC (note 3)	–	(338)
	(11,609)	(8,338)
Net decrease in cash and cash equivalents	(1,503)	(172)
Cash and cash equivalents, beginning of year	21,609	21,781
Cash and cash equivalents, end of year	$ 20,106	$ 21,609
Cash and cash equivalents are comprised of:		
Cash	$ 20,106	$ 18,109
Short-term investments	–	3,500
	$ 20,106	$ 21,609

Supplemental cash flow information:

The Company acquired $163 (2012 - $370) of computer equipment and software, which were unpaid as at December 31, 2013.

See accompanying notes to consolidated financial statements.

BOX MARKET LLC

Notes to Consolidated Financial Statements

Year ended December 31, 2013
(In thousands of dollars, except per right amount)

---

1. Nature of operations:

BOX Market LLC ("BOX Market" or the "Company") is a Delaware limited liability company which was formed in connection with the May 2012 reorganization (the "Reorganization") of Boston Options Exchange Group LLC. On May 10, 2012, all of the outstanding Class A and Class B Membership Units of Boston Options Exchange Group LLC (the "Predecessor") were converted into substantially similar ownership interests in BOX Holdings Group LLC ("BOX Holdings") and ownership interests in BOX Options Exchange LLC (the "Exchange"). In the Reorganization, the Predecessor was merged with and into the Company and the Company became a wholly-owned subsidiary of Box Holdings. Following the Reorganization, BOX Market has continued the business and operations of the Predecessor, with no change in the ultimate ownership of the Company.

As this transaction is a transfer of ownership interests between entities under common control, the net assets acquired through the merger of BOX Market and the Predecessor were recorded at their carrying value at the date of the transaction, and the results of operations presented as if the transaction had occurred as at January 1, 2012. Furthermore, as BOX Market had no operations prior to the transaction, the comparative information has been restated to present those of the Predecessor.

BOX Market operates an electronic market whose principal business is providing a marketplace for trading options on individual U.S. equities, U.S. equity indices and U.S. exchange traded funds. The BOX Market model operates without a trading floor and has an electronic auction feature that provides customers' price improvement. BOX Market is regulated by BOX Options Exchange LLC, a recognized national securities exchange regulated by the U.S. Securities and Exchange Commission ("SEC").

Substantial equity members in BOX Holdings Group LLC include Bourse de Montréal Inc. ("Bourse"), and affiliates of Interactive Brokers Group LLC ("IAB"), Credit Suisse First Boston, LabMorgan Corporation, Citigroup Financial Products, Inc., UBS (USA) Inc., Morgan Stanley and Citadel Derivatives Group, LLC.

2. Significant accounting policies:

(a) Basis of consolidation:

The consolidated financial statements for 2012 and up until May 2012 include the accounts of the Company and those of BOX Options Exchange LLC, a variable interest entity of which the Company was considered to be the primary beneficiary (see note 3).

2. Significant accounting policies (continued):

(b) Use of estimates:

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and to disclose contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reported period. Significant areas of judgment include the determination of the useful lives of computer equipment and software and the determination of the fair value of stock appreciation rights. Actual results could differ from those estimates.

(c) Cash and cash equivalents:

Cash and cash equivalents include amounts on deposit with banks and other non-restricted highly liquid short-term investments. The Company's short-term investments consist of money market mutual funds and U.S. Treasury bills and are carried at fair value. Certain amounts on deposit with banks exceed United States Federal Deposit Insurance Corporation insured limits.

(d) Accounts receivable, net:

Accounts receivable consist primarily of transaction fees and the Company's share of distributable revenue receivable from Options Price Reporting Authority ("OPRA").

Allowance for doubtful accounts is maintained at a level that management believes to be sufficient to absorb estimated losses in the accounts receivable portfolio. It is calculated based on several factors including, but not limited to, a continuous assessment of the collectability of each account, the length of time a receivable is past due and the historical experience with the particular customer. Management reviews the allowance for doubtful accounts monthly and makes changes to the reserve through the provision for bad debts as appropriate.

(e) Other assets:

At December 31, 2013 and 2012, deposits were held by Options Clearing Corporation ("OCC") and OPRA. The deposit with OCC is a refundable promissory note of a principal amount of $1,000, bearing interest at the short-term federal rate, without a determined repayment date. The deposit with OPRA represents one-time participation fees and is being amortized over 5 years. Amortization commenced in conjunction with the commencement of the Exchange operations in May 2012.

2. Significant accounting policies (continued):

(f) Computer equipment, leasehold improvements and software:

Assets consist of computer hardware, equipment, software and leasehold improvements.

BOX's management determines the estimated useful lives and related depreciation policies for its computer hardware, equipment and software. The estimated useful life represents the projected period of time during which the asset will be productively employed by the Company and is determined by management based on many factors, including historical experience with similar assets, projected technology, process and software life cycles that could change due to technical innovations and competitor actions in response to relatively volatile trading industry cycles.

To the extent actual useful lives are more or less than previously estimated lives, the Company may decrease or increase its depreciation charge or will write off or write down technically obsolete or non-strategic assets.

The depreciation method and estimated lives for the following assets are as follows:

	Method	Period
Hardware and equipment	Straight-line	3 years
Trading-related software	Straight-line	5 years

Leasehold improvements are amortized over the lesser of the estimated useful life or the minimum lease term using the straight-line method.

Computer equipment and leasehold improvements are carried at cost, net of accumulated depreciation and amortization. Maintenance and repairs that do not improve efficiency or extend economic life are expensed as incurred.

(g) Revenue recognition:

BOX generates its revenues by providing services to domestic customers in the financial markets, including its equity members. Fees for services are based largely on system capacity usage and customer volumes. As a result, the Company's revenues may fluctuate based on the performance of financial markets.

Transaction Fees are comprised of fees charged to Broker Dealers, Market Makers, Public Customers and Professional Customers. Up to May 13, 2012, Transaction Fees also include Options Regulatory Fees.

2. Significant accounting policies (continued):

(g) Revenue recognition (continued):

Options Price Reporting Authority revenue consists of income received from OPRA for consolidated options information provided by BOX and other participating exchanges which is then sold to outside news services and customers. BOX's revenue from OPRA is received quarterly based on its pro-rata share of industry trade (not contract) volume.

Revenues related to transactions executed on BOX are recognized as earned.

Other Trade Related Fees revenue is derived from connectivity and access to the BOX's communication network and trading software. These fees are charged and recognized on a monthly basis based upon a specific fixed fee for each service.

(h) Appreciation rights plan:

The Company accounts for its appreciation rights plan using the fair value based method, under which the compensation cost attributable to awards to employees is measured at the fair value at the grant date and recognized, on a tranche basis, over the vesting period in employee costs.

3. Creation of BOX Options Exchange LLC:

During 2010, a new entity named BOX Options Exchange LLC (the "Exchange") was created to obtain self-regulatory organization status and act as regulator of the BOX Market. The Exchange was affiliated to the Company as it had the same members, albeit in different equity ownership and voting percentages. The Company was the supplier of funds (lender) to the Exchange, and certain of its officers were also the officers of the Exchange. Consequently, the Company considered the Exchange to be a variable interest entity over which it had a controlling financial interest.

In April 2012, the Exchange obtained self-regulatory organization status from the U.S. Securities and Exchange Commission, and on May 10, 2012, it issued equity to the same members as had previously held interests in the Predecessor, even though in different equity ownership and voting percentages, in connection with the Reorganization described in note 1 and appointed a separate and primarily independent board of directors charged with the governance of its activities. As a result, the Company ceased having a controlling financial interest in the Exchange as the Exchange commenced operations on May 14, 2012.

Consequently, these consolidated financial statements no longer include the accounts of the Exchange as of May 10, 2012, and a gain on deconsolidation of $968 was recognized, being the negative carrying value of the Exchange's net assets at the time of deconsolidation.

(In thousands of dollars, except per right amount)

3. Creation of BOX Options Exchange LLC (continued):

As of May 10, 2012, the Options Regulatory Fees previously earned by the Company are now earned by the Exchange, which in turn incurs the costs related to the regulation of the BOX Market.

The table below summarizes the assets and liabilities deconsolidated as of May 13, 2012:

Current assets:		
Cash and cash equivalent	$	338
Computer equipment and software		51
Total assets		389
Current liabilities		
Accounts payable and accrued liabilities		(357)
Promissory note		(1,000)
Gain on deconsolidation	$	(968)

4. Computer equipment, leasehold improvements and software:

Computer equipment, leasehold improvements and software as at December 31, 2013 and 2012 consisted of:

		2013		2012
Computer equipment	$	15,592	$	14,478
Computer software		38,573		34,758
Leasehold improvements		1,303		1,303
Accumulated amortization and depreciation		(41,847)		(36,275)
	$	13,621	$	14,264

For the years ended December 31, 2013 and 2012, BOX Market capitalized software development and hardware costs of $4,929 ($2,941 acquired from Bourse) and $6,932 ($4,836 acquired from Bourse), respectively.

Amortization expense related to computer software costs amounted to $4,399 and $3,418 for the years ended December 31, 2013 and 2012, respectively.

(In thousands of dollars, except per right amount)

5. Income taxes:

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the individual members for federal income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

6. Commitments and contracts:

(a) Commitments:

In October 2012, BOX Market relocated to a new location in Chicago and entered into a new 10-year operating lease agreement. BOX Market was offered an inducement as part of the agreement. The incentive is being amortized over the minimum lease term using the straight-line method.

In September 2010, BOX Market relocated to a new location in Boston and entered into a 5-year sublet lease agreement.

Aggregate future minimum rentals for Boston, Chicago spaces as at December 31, 2013 are as follows:

2014	$ 396,526
2015	342,720
2016	156,667
2017	159,191
2018 and thereafter	647,698
	$ 1,702,802

(b) Contracts:

BOX Market has entered into several agreements with Bourse, BOX Options Exchange LLC, and NASDAQ OMX Group, Inc. to provide certain administrative, regulatory and technical services for certain software and computer hardware equipment, and maintain and support certain data transmissions and other services, which include:

- A Technical and Operational Services Agreement with Bourse to provide BOX Market with certain software and computer hardware equipment, and maintain and support certain data transmissions and other services.

(In thousands of dollars, except per right amount)

6. Commitments and contracts (continued):

(b) Contracts (continued):

- A Regulatory Services Agreement with BOX Options Exchange LLC to provide BOX Market with an SRO structure and ongoing oversight of the market operations and regulatory functions of the BOX Market.
- An Administrative Services Agreement with BOX Options Exchange LLC to provide it certain support services such as accounting/finance, legal, human resources, communications and administrative support.
- A Regulatory Services Agreement with NASDAQ OMX Group, Inc. to provide BOX Market with regulatory support for pre-May 2012 matters.

7. Related party transactions:

The consolidated financial statements reflect the capital contributions of cash and/or services by all equity members of BOX Market as specified in BOX's Amended and Restated Operating Agreement (the "Agreement") dated January 26, 2005.

A consultant that owns 168 units of BOX Market, which are reflected in members' equity, received $267 for consulting services in 2013 and $104 in 2012.

In accordance with the terms of the service agreements referred to in Note 6 (b), the Company recognized professional fees to related parties of approximately $9,142 in 2013 and $9,518 in 2012. Amounts owed to Bourse as at December 31, 2013 and 2012 of approximately $859 and $311, respectively, are reflected as payable to related parties on the consolidated balance sheet.

In accordance with the terms of the facility agreement with Exchange, the Company recognized professional fees to related parties of $378 in 2013 ($1,535 in 2012). As of May 13, 2012, all transaction fees earned by the Company are billed and collected by the Exchange and subsequently remitted to the Company. Amounts receivable from the Exchange as at December 31, 2013 of $4,164 ($7,769 in 2012) are included in accounts receivable on the consolidated balance sheet.

Transactions related to these services are settled in the normal course of business. The terms of these transactions may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

(In thousands of dollars, except per right amount)

8. Members' equity:

BOX Market LLC is a single member LLC, wholly owned by BOX Holdings LLC, and has no units outstanding.

9. Fair value measurements:

The Company has categorized its financial instruments measured at fair value into a three-level classification in accordance with the guidance in Codification Topic 820, *Fair Value Measurements and Disclosures*, as follows:

Level 1 - Inputs are unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 - Inputs are either directly or indirectly observable and corroborated by market data or are based on quoted prices in markets that are not active.

Level 3 - Inputs are unobservable and reflect management's best estimate of what market participants would use in pricing the asset or liability.

As at December 31, 2013 and 2012, all of the Company's investments in money market mutual funds and U.S. Treasury bills are measured at fair value using quoted prices in active markets for identical assets, and are consequently included in Level 1.

10. Concentration of credit risk:

Approximately 84% of the revenues generated from the BOX Market for the year ended December 31, 2013 were generated by three approved participants (70% by five approved participants in 2012).

11. Appreciation rights plan:

(a) Long-term Appreciation Rights Plan ("Long-term Plan"):

BOX Market awards certain employees with appreciation rights as part of its Long-term Appreciation Rights Plan. The appreciation rights entitle the participants to a cash payment in the year following vesting and each right vests on the third anniversary of the date of grant. Each appreciation right would entitle the participant to receive the excess of the settlement value of an appreciation right, based on the enterprise valuation of BOX Market, on the vesting date over the strike price of such appreciation right.

In 2010, a total of 38.6 appreciation rights were granted, vesting on December 31, 2013. As at December 31, 2012, these rights had a fair value of $307 which were paid out by March 15, 2013.

(In thousands of dollars, except per right amount)

11. Appreciation rights plan (continued):

(a) Long-term Appreciation Rights Plan ("Long-term Plan") (continued):

In 2011, a total of 75 appreciation rights were granted, vesting on either January 26, 2014, or on December 15, 2014. As at December 31, 2013, these rights had a fair value of $4.

The compensation expense related to the Long-term Plan was $(74) (2012 - $177) for the year ended December 31, 2013.

(b) Senior Appreciation Rights Plan ("Senior Plan"):

In December 2010, BOX Market adopted a Senior Appreciation Rights Plan. Certain key senior management members of BOX Market were granted a total of 625 appreciation rights which entitle the participants to receive cash payment within 60 days following vesting. The appreciation rights vest in three equal tranches on the second, fourth and sixth anniversary of the date of grant and expire in six years.

Under this plan, a total of 119 appreciation rights were granted in February 2013. These rights will vest in three equal tranches on the first, second and third anniversary of the date of grant and expire in three years.

The compensation expense related to the Senior Plan was $(247) (2012 - $390) for the year ended December 31, 2013. As at December 31, 2013, these rights have a fair value of $246 (2012 - $801).

As at December 31, 2013, the fair value of the Senior Plan was estimated using the Black-Scholes option pricing model using the following assumptions:

Risk-free interest rate	0.34%
Dividend yield	–
Expected life	1.6 years
Expected volatility	20%
Weighted average fair value per right	$ 440

(In thousands of dollars, except per right amount)

11. Appreciation rights plan (continued):

(b) Senior Appreciation Rights Plan ("Senior Plan") (continued):

The changes in the outstanding Long-term Plan and the Senior Plan are as follows:

	Long-term Plan		Senior Plan	
	Number of outstanding rights	Residual life (years)	Number of outstanding rights	Residual life (years)
Balance, beginning of year	113.60		625	
Granted	–		119	
Exercised	(38.60)		(183)	
Cancelled	(15)		–	
Forfeited	–		–	
Balance, end of year	60	0.48	561	2.81
Vested	–		25	


BOX
OPTIONS EXCHANGE

Exhibit D-2 – TMX Group Limited

Non-Consolidated Financial Statements of

TMX GROUP LIMITED

Year ended December 31, 2013 and December 31, 2012

(in thousands of Canadian dollars)

(unaudited)

TMX GROUP LIMITED

Non-Consolidated Balance Sheets
(In thousands of Canadian dollars)
(unaudited)

	December 31, 2013	December 31, 2012
Assets		
Current assets:		
Cash and cash equivalents	$ 3,740	$ 671
Trade and other receivables	51	160
Due from TSX Inc.	390	434
Due from TSX Venture Exchange Inc.	120	109
Due from TMX Group Inc.	110	-
Due from Montreal Exchange Inc.	232	81
Due from Shorcan Brokers Limited	50	13
Due from Natural Gas Exchange Inc.	30	40
Due from The Equicom Group Inc.	42	3
Due from Finexeo S.A.	33	-
Due from TMX Group US Inc.	4	-
Due from TMX Australia Pty Ltd.	57	-
Due from Alpha Trading Systems Limited Partnership	26	-
Due from Canadian Depository for Securities Limited	5	-
Due from TMX Select Inc.	6	-
Prepaid expenses	719	4,911
	5,615	6,422
Non-current assets:		
Investment in The Canadian Depository for Securities Limited	173,622	173,622
Investment in TMX Group Inc.	3,806,718	3,734,718
Investment in Alpha Trading Systems Limited Partnership	185,500	188,000
Investment in 1877587 Ontario Limited	5,022	-
Deferred income tax assets	6,846	1,458
Term loan receivable from TSX Inc.	695,776	800,000
Term loan receivable from Montreal Exchange Inc.	185,000	200,000
Term loan receivable from TSX Venture Exchange Inc.	141,166	170,000
Term loan receivable from Natural Gas Exchange Inc.	20,000	20,000
Term loan receivable from TMX Group Inc.	-	119,500
Term loans receivable from Shorcan Brokers Limited	18,000	-
Total Assets	$ 5,243,265	$ 5,413,720
Liabilities and Equity		
Current liabilities:		
Trade and other payables	$ 9,265	$ 1,058
Fair value of interest rate swaps	-	(8)
Due to TMX Group Inc.	-	1,728
Due to TMX Australia Pty Ltd.	-	2
Demand loans payable to 1877587 Ontario Limited	1,107,000	1,190,000
	1,116,265	1,192,780
Non-current liabilities:		
Fair value of interest rate swaps	372	1,686
Term loan payable to TSX Inc.	6,500	9,100
Term loan payable to Montreal Exchange Inc.	3,000	4,000
Term loan payable to TSX Venture Exchange Inc.	5,000	-
Term loan payable to Alpha Exchange Inc.	1,500	-
Loans payable	331,385	1,453,069
Debenture	996,377	-
Total Liabilities	2,460,399	2,660,635
Equity (Deficit):		
Share capital	2,849,189	2,833,697
Contributed surplus - share option plan	5,266	3,987
Deficit	(70,498)	(83,366)
Accumulated other comprehensive loss	(1,091)	(1,233)
Total Equity	2,782,866	2,753,085
Total Liabilities and Equity	$ 5,243,265	$ 5,413,720

TMX GROUP LIMITED

Non-Consolidated Statements of Income (Loss)
(In thousands of Canadian dollars)
(unaudited)

	Year Ended December 31, 2013	Year Ended December 31, 2012
Revenue:		
Other	$ (4)	$ (71)
Total revenue	(4)	(71)
Expenses:		
Compensation and benefits	78	-
General and administration	1,988	1,200
Shared services	(1,564)	(266)
Total operating expenses	502	934
Loss from operations	(506)	(1,005)
Maple transaction costs	(1,550)	(37,471)
Finance income (costs):		
Finance income	172,953	40,759
Finance costs	(58,548)	(26,639)
Credit facility refinancing costs	(16,409)	-
Net settlement on interest rate swaps	(2,046)	(1,239)
Net finance income	95,950	12,881
Income (loss) before income taxes	93,894	(25,595)
Income tax recovery	(5,439)	(1,013)
Net income (loss)	$ 99,333	$ (24,582)

TMX GROUP LIMITED

Non-Consolidated Statements of Comprehensive Income (Loss)
(In thousands of Canadian dollars)
(unaudited)

	Year Ended December 31,	
	2013	2012
Net income (loss)	$ 99,333	$ (24,582)
Other comprehensive income (loss):		
Items that will be reclassified to profit or loss:		
Unrealized fair value gain (loss) on the interest rate swaps designated as cash flow hedges (net of taxes)	773	(2,144)
Reclassification to net income of (losses) gains on interest rate swaps (net of taxes)	(631)	911
Total items that may be reclassified subsequently to profit or loss	142	(1,233)
Total comprehensive income (loss)	$ 99,475	$ (25,815)

TMX GROUP LIMITED

Non-Consolidated Statements of Changes in Equity
(In thousands of Canadian dollars)
(unaudited)

	Year Ended December 31,	
	2013	2012
Common shares:		
Balance, beginning of period	**$ 2,833,697**	$ 10,000
Issuance of common shares	**-**	2,822,379
Repurchase of common shares	**-**	(416)
Proceeds on options exercised	**14,560**	1,634
Cost of exercised options	**932**	100
Balance, end of period	**2,849,189**	2,833,697
Contributed surplus - share option plan:		
Balance, beginning of period	**3,987**	-
Fair value of TMX Group Inc. share options exchanged on acquisition	**-**	3,466
Cost of exercised options	**(932)**	(100)
Cost of share option plan	**2,211**	621
Balance, end of period	**5,266**	3,987
Deficit:		
Balance, beginning of period	**(83,366)**	(37,287)
Net income (loss)	**99,333**	(24,582)
Dividends paid to equity holders	**(86,465)**	(21,497)
Balance, end of period	**(70,498)**	(83,366)
Accumulated other comprehensive income:		
Balance, beginning of period	**(1,233)**	-
Unrealized fair value gain (loss) on the interest rate swaps designated as cash flow hedges (net of taxes)	**142**	(1,233)
Balance, end of period	**(1,091)**	(1,233)
Total equity, end of period	**$ 2,782,866**	$ 2,753,085

TMX GROUP LIMITED

Non-Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)
(unaudited)

	Year Ended December 31,	
	2013	2012
Cash flows from (used in) operating activities:		
Income (loss) before income taxes	$ 93,894	$ (25,595)
Adjustments to determine net cash flows:		
Net finance income	(95,950)	(12,881)
Foreign exchange loss on loans	(92)	-
Cost of share option plan	2,211	621
Trade and other receivables and prepaid expenses	109	(158)
Amounts due to and from related parties	(2,149)	1,043
Due to shareholders	-	(20,646)
Trade and other payables	8,397	(10,568)
Net settlement on interest rate swaps	(2,046)	(1,239)
Cash received on unwind of interest rate swaps	1,601	-
Interest paid	(47,696)	(28,325)
Interest received	59,025	25,057
Dividends received	113,929	15,702
	131,233	(56,989)
Cash flows from (used in) financing activities:		
Proceeds from exercised options	14,560	1,634
Issuance of common shares	-	2,079,116
Repurchase of common shares	-	(416)
Financing and refinancing fees, expensed	(791)	-
Dividends paid to equity holders	(86,465)	(21,497)
Dividends payable	-	-
Related party demand loans payable	(83,000)	1,190,000
Related party term loans payable	2,900	13,100
Capital contribution to Alpha Trading Systems Limited Partnership	-	(13,000)
Return of capital contribution from Alpha Trading Systems Limited Partnership	2,500	-
Net repayment of loans payable, net of financing costs	(1,146,584)	-
Proceeds from loans payable, net of financing costs	-	1,449,851
Proceeds from debentures, net of financing costs	996,180	-
	(300,700)	4,698,788
Cash flows from (used in) investing activities:		
Investment in The Canadian Depository for Securities Limited	-	(173,622)
Investment in 1877587 Ontario Limited	(5,022)	-
Investment in TMX Group Inc.	(72,000)	(2,987,988)
Investment in Alpha Trading Systems Limited Partnership	-	(175,000)
Related party term loans receivable	249,558	(1,309,500)
	172,536	(4,646,110)
Increase (decrease) in cash and cash equivalents	3,069	(4,311)
Cash and cash equivalents, beginning of period	671	4,982
Cash and cash equivalents, end of period	$ 3,740	$ 671



BOX
OPTIONS EXCHANGE

Exhibit D-3 – TMX Group Inc.

Non-Consolidated Financial Statements of

TMX GROUP INC.

Year ended December 31, 2013 and December 31, 2012

(in thousands of Canadian dollars)

(unaudited)

TMX GROUP INC.

Non-Consolidated Balance Sheets
(In thousands of Canadian dollars)
(unaudited)

	December 31, 2013	December 31, 2012
Assets		
Current assets:		
Cash and cash equivalents	$ 138	$ 3,483
Trade and other receivables	783	792
Due from TSX Venture Exchange Inc.	-	5
Due from NetThruPut Inc.	-	3
Due from Shorcan Brokers Limited	18	18
Due from TMX Exchange Services Limited	14	14
Due from TMX Group US Inc.	185	-
Due from Finexeo S.A.	100	-
Due from The Equicom Group Inc.	4	4
Due from TMX Group Limited	-	1,729
Due from TMX Australia Pty Ltd.	65	65
	1,307	6,113
Non-current assets:		
Investment in The Equicom Group Inc.	23,821	23,821
Investment in Shorcan Brokers Limited	16,091	16,091
Investment in Natural Gas Exchange Inc.	45,171	45,171
Investment in TSX Inc.	689,627	689,627
Investment in Montreal Exchange Inc.	1,225,694	1,220,694
Investment in NetThruPut Inc.	-	60,186
Investment in TMX Select Inc.	5,350	3,950
Investment in TMX Exchange Services Limited	1,600	1,600
Investment in Finexeo S.A.	15,572	15,572
Investment in Bermuda Stock Exchange	762	762
Investment in TMX Australia Pty Ltd.	9,665	13,642
Investment in TMX Group US Inc.	506	198
Investment in 1877511 Ontario Inc.	-	148,300
Investment in TMX Equity Transfer Services Inc.	63,320	-
Investment in TMX Atrium Canada Inc.	5,100	-
Investment in FTSE TMX Global Debt Capital Markets Limited, at equity	51,837	-
Investment in Natural Gas Exchange Inc.	21	-
Deferred income tax assets	3,555	14,753
Term loans receivable from Finexeo S.A.	2,653	-
Total Assets	$ 2,161,652	$ 2,260,480
Liabilities and Equity		
Current liabilities:		
Trade and other payables	$ 158	$ 763
Due to Montreal Exchange Inc.	-	80
Due to TSX Inc.	1,560	3,359
Due to TMX Group Limited	110	-
Due to TMX Equity Transfer Services Inc.	4	-
Demand loan payable to The Equicom Group Inc.	200,000	200,000
Provisions	186	186
Preferred shares	178,652	178,652
	380,670	383,040
Non-current liabilities:		
Term loan payable to TSX Inc.	-	3,000
Term loans payable to TMX Group Limited	-	119,500
Total Liabilities	380,670	505,540
Equity:		
Share capital	970,419	970,419
Contributed surplus	79,879	7,879
Retained earnings	730,684	776,642
Total Equity	1,780,982	1,754,940
Total Liabilities and Equity	$ 2,161,652	$ 2,260,480

TMX GROUP INC.

Non-Consolidated Statements of Income and Comprehensive Income
(In thousands of Canadian dollars)
(unaudited)

	Year Ended December 31,	
	2013	2012
Revenue:		
Technology services and other	$ 173	$ (62)
Total revenue	173	(62)
Expenses:		
Compensation and benefits	-	4
Information and trading systems	-	-
General and administration	779	1,931
Shared services	62	(1,574)
Total operating expenses	841	361
Loss from operations	(668)	(423)
Share of net income of equity accounted investees	537	-
Gain on sale of PC-Bond	7,055	-
Net loss on wind-up of NetThruPut Inc.	(60,146)	-
Maple and LSEG transaction costs	-	(55,581)
Finance income (costs):		
Finance income	127,504	603,920
Finance costs	(113)	(6,748)
Net finance income	127,391	597,172
Income before income taxes	74,169	541,168
Income tax expense (recovery)	11,198	(2,217)
Net income and comprehensive income	$ 62,971	$ 543,385

TMX GROUP INC.

Non-Consolidated Statements of Changes in Equity
(In thousands of Canadian dollars)
(unaudited)

	Year Ended December 31,	
	2013	2012
Common shares:		
Balance, beginning of period	**$ 970,419**	$ 968,298
Proceeds on options exercised	**-**	1,723
Cost of exercised options	**-**	398
Balance, end of period	**970,419**	970,419
Contributed surplus		
Balance, beginning of period	**7,879**	14,065
Capital contribution	**72,000**	-
Cost of exercised options	**-**	(398)
Cost of share option plan	**-**	1,986
Modification of share option plan	**-**	(7,774)
Balance, end of period	**79,879**	7,879
Retained earnings:		
Balance, beginning of period	**776,642**	346,695
Net income and comprehensive income	**62,971**	543,385
Dividends paid to equity holder	**(108,929)**	(105,327)
Modification of share option plan	**-**	(8,111)
Balance, end of period	**730,684**	776,642
Total equity, end of period	**$ 1,780,982**	$ 1,754,940

TMX GROUP INC.

Non-Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)
(unaudited)

	Year Ended December 31, 2013	Year Ended December 31, 2012
Cash flows from (used in) operating activities:		
Income before income taxes	$ 74,169	$ 541,168
Adjustments to determine net cash flows:		
Net finance income	(127,391)	(597,172)
Share of net income of equity accounted investees	(537)	-
Gain on sale of PC-Bond	(7,055)	-
Net loss on wind-up of NetThruPut Inc.	60,146	-
Cost of share option plan	-	1,986
Trade and other receivables	9	(782)
Amounts due to and from related parties	(213)	18,517
Trade and other payables	(605)	(3,194)
Modification and cash settlement of share option plan	-	(15,885)
Provisions	-	(2,225)
Realized gain on marketable securities	1	433
Interest paid	(113)	(5,776)
Interest received	51	19,427
Dividends received	127,352	585,233
	125,814	541,730
Cash flows from (used in) financing activities:		
Proceeds from exercised options	-	1,723
Dividends paid to equity holder	(108,929)	(105,327)
Financing fees paid on term loan	-	(108)
Term loan repayment	-	(430,000)
Related party demand loans payable	-	151,000
Related party term loans payable	(122,500)	122,500
Proceeds from return of capital	3,996	-
Capital contribution	72,000	-
	(155,433)	(260,212)
Cash flows from (used in) investing activities:		
Investment in TSX Inc.	-	(200,000)
Investment in TMX Atrium Canada Inc.	(5,100)	-
Investment in Equicom Group Inc.	-	(9,911)
Investment in Montreal Exchange Inc.	(5,000)	(655,187)
Investment in NetThruPut Inc.	-	1,400
Investment in TMX Select Inc.	(1,400)	2,550
Investment in TMX Exchange Services Limited	-	(807)
Investment in Finexeo S.A.	-	(4,385)
Investment in TMX Australia Pty Ltd.	-	(13,642)
Investment in TMX Group US Inc.	(308)	(198)
Investment in TMX Equity Transfer Services Inc.	(63,320)	-
Proceeds from sale of a subsidiary	104,055	-
Proceeds on disposal of investments in commonly-controlled entities	-	30,352
Related party term loans receivable	(2,653)	428,200
Marketable securities	-	141,791
	26,274	(279,837)
(Decrease) increase in cash and cash equivalents	(3,345)	1,681
Cash and cash equivalents, beginning of period	3,483	1,802
Cash and cash equivalents, end of period	$ 138	$ 3,483



Exhibit D-4 – Bourse de Montréal Inc.

Non-Consolidated Financial Statements of

BOURSE DE MONTREAL INC.

Year ended December 31, 2013 and December 31, 2012

(in thousands of Canadian dollars)

(unaudited)

BOURSE DE MONTREAL INC.

Non-Consolidated Balance Sheets
(In thousands of Canadian dollars)
(unaudited)

	December 31, 2013	December 31, 2012
Assets		
Current assets:		
Cash and cash equivalents	$ 3,951	$ 5,444
Marketable securities	3,667	10,090
Trade and other receivables	8,465	7,627
Due from Shorcan Brokers Limited	1	-
Due from TMX Group Inc.	-	80
Due from TSX Venture Exchange Inc.	120	66
Due from Natural Gas Exchange Inc.	40	-
Due from subsidiaries	4,866	385
Prepaid expenses	731	565
Current income tax assets	2,123	1,930
	23,964	26,187
Non-current assets:		
Premises and equipment	2,979	2,726
Investments in subsidiaries	86,091	81,087
Investment in 1877587 Ontario Limited	192,000	200,000
Goodwill	304,052	304,052
Intangible assets	776,615	780,750
Deferred income tax assets	1,610	1,694
Term loan receivable from TMX Group Limited	3,000	4,000
Total Assets	$ 1,390,311	$ 1,400,496
Liabilities and Equity		
Current liabilities:		
Trade and other payables	$ 7,244	$ 8,016
Due to TSX Inc.	1,111	647
Due to TMX Exchange Services Limited	64	11
Due to TMX Group US Inc.	108	105
Due to TMX Group Limited	128	51
Provisions	577	511
	9,232	9,341
Non-current liabilities:		
Accrued employee benefits payable	1,500	1,663
Provisions	1,079	847
Deferred income tax liabilities	205,604	206,465
Term loan payable to TMX Group Limited	185,000	200,000
Total Liabilities	402,415	418,316
Equity:		
Share capital	565,507	565,507
Contributed surplus	660,187	655,187
Deficit	(237,798)	(238,514)
Total Equity	987,896	982,180
Total Liabilities and Equity	$ 1,390,311	$ 1,400,496

BOURSE DE MONTREAL INC.

Non-Consolidated Statements of Income
(In thousands of Canadian dollars)
(unaudited)

	Twelve Months Ended December 31,	
	2013	2012
Revenue:		
Trading and related	**$ 52,707**	$ 49,101
Information services	**15,428**	14,797
Technology services and other	**15,041**	21,915
Total revenue	**83,176**	85,813
Expenses:		
Compensation and benefits	**23,019**	21,589
Information and trading systems	**4,961**	4,457
General and administration	**7,757**	7,041
Shared services	**1,903**	7,584
Depreciation and amortization	**8,102**	8,333
Total operating expenses	**45,742**	49,004
Income from operations	**37,434**	36,809
Finance income (costs):		
Finance income	**6,223**	19,159
Finance costs	**(9,993)**	(6,555)
Net finance (costs) income	**(3,770)**	12,604
Income before income taxes	**33,664**	49,413
Income tax expense	**7,860**	9,647
Net income	**$ 25,804**	$ 39,766

BOURSE DE MONTREAL INC.

Non-Consolidated Statements of Comprehensive Income
(In thousands of dollars)
(unaudited)

	Twelve Months Ended December 31,	
	2013	2012
Net income	**$ 25,804**	$ 39,766
Other comprehensive income:		
Items that will not be reclassified to income statements:		
Actuarial gains (losses) on defined benefit pension and other post-retirement benefit plans (net of taxes)	**254**	(142)
Total items that will not be reclassified to income statements	**254**	(142)
Total comprehensive income	**$ 26,058**	$ 39,624

BOURSE DE MONTREAL INC.

Non-Consolidated Statements of Changes in Equity
(In thousands of Canadian dollars)
(unaudited)

	Twelve Months Ended December 31,	
	2013	2012
Common shares:		
Balance, beginning and end of period	**$ 565,507**	$ 565,507
Preferred shares:		
Balance, end of period	**-**	528,200
Redemption of preferred shares	**-**	(528,200)
Balance, end of period	**-**	-
Share capital, end of period	**565,507**	565,507
Contributed surplus:		
Balance, beginning of period	**655,187**	-
Capital contribution from shareholder	**5,000**	655,187
Balance, end of period	**660,187**	655,187
Deficit:		
Balance, beginning of period	**(238,514)**	5,637
Net income	**25,804**	39,766
Dividends on common shares	**(25,342)**	(156,788)
Dividends on preferred shares	**-**	(126,987)
Actuarial gains (losses) on defined benefit pension and other post-retirement benefit plans, net of taxes	**254**	(142)
Balance, end of period	**(237,798)**	(238,514)
Total equity, end of period	**$ 987,896**	$ 982,180

BOURSE DE MONTREAL INC.

Non-Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)
(unaudited)

	Twelve Months Ended December 31, 2013	Twelve Months Ended December 31, 2012
Cash flows from (used in) operating activities:		
Income before income taxes	$ **33,664**	$ 49,413
Adjustments to determine net cash flows:		
Depreciation and amortization	**8,102**	8,333
Net finance costs (income)	**3,770**	(12,604)
Trade and other receivables, and prepaid expenses	**(1,004)**	(281)
Amounts due to and from related parties	**(3,897)**	(1,476)
Trade and other payables	**(772)**	532
Provisions	**298**	(477)
Employee benefits expense	**258**	57
Deferred revenue	**-**	-
Realized (gain) loss on marketable securities	**(10)**	224
Cash paid for employee defined benefits	**(74)**	(58)
Interest paid	**(9,993)**	(6,555)
Interest received	**177**	2,009
Dividends received	**6,067**	17,169
Income taxes paid	**(8,923)**	(12,757)
	27,663	43,529
Cash flows from (used in) financing activities:		
Redemption of preferred shares	**-**	(528,200)
Dividends on common shares	**(25,342)**	(156,788)
Dividends on preferred shares	**-**	(126,987)
Capital contribution from a shareholder	**5,000**	655,187
Capital contribution to a subsidiary	**-**	(143)
Proceeds from redemption of preferred shares in 1877587 Ontario Limited	**8,000**	-
Term loan payable	**(15,000)**	200,000
	(27,342)	43,069
Cash flows from (used in) investing activities:		
Additions to premises and equipment and intangible assets	**(4,220)**	(5,570)
Investments in subsidiaries	**(5,004)**	(10,000)
Investment in 1877587 Ontario Limited	**-**	(200,000)
Demand loan receivable from TMX Group Inc	**-**	45,000
Term loan receivable	**1,000**	(4,000)
Marketable securities	**6,410**	88,719
	(1,814)	(85,851)
(Decrease) increase in cash and cash equivalents	**(1,493)**	747
Cash and cash equivalents, beginning of period	**5,444**	4,697
Cash and cash equivalents, end of period	$ **3,951**	$ 5,444


BOX
OPTIONS EXCHANGE

Exhibit D-5 – MX US 1, Inc.

Non-Consolidated Financial Statements of

MX US 1 INC.

Year ended December 31, 2013 and December 31, 2012

(in thousands of US dollars)

(unaudited)

MX US 1 INC.

Balance Sheets
(in thousands of US dollars)
(unaudited)

	December 31, 2013	December 31, 2012
Assets		
Current assets:		
Cash and cash equivalents	$ 56	$ 53
Due from MX US 2, Inc.	90	-
Current income tax assets	195	-
	341	53
Non-current assets:		
Investment in MX US 2, Inc.	48,692	48,692
Deferred income tax assets	4,162	4,232
Total Assets	$ 53,195	$ 52,977
Liabilities and Equity		
Current liabilities:		
Due to TSX Inc.	$ 3	$ 1
Due to TMX Group US Inc.	47	17
Due to MX US 2, Inc.	-	3
Due to Montreal Exchange Inc.	14	13
Total Liabilities	64	34
Equity:		
Share capital	2,508	2,508
Contributed surplus	126,118	126,118
Deficit	(75,495)	(75,683)
Total Equity	53,131	52,943
Total Liabilities and Equity	$ 53,195	$ 52,977

MX US 1 INC.

Statements of Income and Comprehensive Income
(in thousands of US dollars)
(unaudited)

	Year Ended December 31, 2013	Year Ended December 31, 2012
Revenue:		
Other	$ 1	$ -
Total revenue	1	-
Expenses:		
General and administration	18	1
Total operating expenses	18	1
Loss from operations	(17)	(1)
Finance income	5,880	4,200
Income before income taxes	5,863	4,199
Income tax expense (recovery)	75	(4,033)
Net income and comprehensive income	$ 5,788	$ 8,232

MX US 1 INC.

Statements of Changes in Equity
(in thousands of US dollars)
(unaudited)

	Year Ended December 31,	
	2013	2012
Common shares:		
Balance, beginning and end of period	**$ 2,508**	$ 2,508
Contributed surplus:		
Balance, beginning and end of period	**126,118**	126,118
Deficit:		
Balance, beginning of period	**(75,683)**	(79,915)
Net income and comprehensive income	**5,788**	8,232
Dividends on common shares	**(5,600)**	(4,000)
Balance, end of period	**(75,495)**	(75,683)
Total equity, end of period	**$ 53,131**	$ 52,943

MX US 1 INC.

Statements of Cash Flows
(in thousands of US dollars)
(unaudited)

	Year Ended December 31, 2013	Year Ended December 31, 2012
Cash flows from (used in) operating activities:		
Income before income taxes	**$ 5,863**	$ 4,199
Adjustments to determine net cash flows:		
Finance income	**(5,880)**	(4,200)
Amounts due to and from related parties	**(60)**	34
Dividends received	**5,880**	4,200
Income taxes paid	**(200)**	(199)
	5,603	4,034
Cash flows used in financing activities:		
Dividends paid on common shares	**(5,600)**	(4,000)
	(5,600)	(4,000)
Increase in cash and cash equivalents	**3**	34
Cash and cash equivalents, beginning of period	**53**	19
Cash and cash equivalents, end of period	**$ 56**	$ 53


BOX
OPTIONS EXCHANGE

Exhibit D-6 – MX US 2, Inc.

Non-Consolidated Financial Statements of

MX US 2 INC.

Year ended December 31, 2013 and December 31, 2012

(in thousands of US dollars)

(unaudited)

MX US 2 INC.

Balance Sheets
(in thousands of US dollars)
(unaudited)

	December 31, 2013	December 31, 2012
Assets		
Current assets:		
Cash and cash equivalents	$ 612	$ 394
Due from MX US 1, Inc.	-	3
Current income tax assets	467	-
	1,079	397
Non-current assets:		
Investment in BOX Options Exchange LLC	37,610	37,610
Intangible assets	15,149	15,985
Total Assets	$ 53,838	$ 53,992
Liabilities and Equity		
Current liabilities:		
Due to Montreal Exchange Inc.	$ 3	$ 3
Due to MX US 1, Inc.	90	-
Due to TSX Inc.	1	1
Total Liabilities	94	4
Equity:		
Share capital	55,031	55,031
Contributed surplus	73,572	73,572
Deficit	(74,859)	(74,615)
Total Equity	53,744	53,988
Total Liabilities and Equity	$ 53,838	$ 53,992

MX US 2 INC.

Statements of Income and Comprehensive Income
(in thousands of US dollars)
(unaudited)

	Year Ended December 31,	
	2013	2012
Expenses:		
Amortization	$ **836**	$ 491
Total operating expenses	**836**	491
Loss from operations	**(836)**	(491)
Reversal of impairment loss related to intangible assets	**-**	7,013
Finance income	**6,249**	4,307
Income before income taxes	**5,413**	10,829
Income tax (recovery) expense	**(223)**	254
Net income and comprehensive income	$ **5,636**	$ 10,575

MX US 2 INC.

Statements of Changes in Equity
(in thousands of US dollars)
(unaudited)

	Year Ended December 31, 2013	Year Ended December 31, 2012
Common shares:		
Balance, beginning and end of period	$ 2,498	$ 2,498
Preferred shares:		
Balance, beginning and end of period	52,533	52,533
Share capital, beginning and end of period	55,031	55,031
Contributed surplus:		
Balance, beginning and end of period	73,572	73,572
Deficit:		
Balance, beginning of period	(74,615)	(80,990)
Net income and comprehensive income	5,636	10,575
Dividends on common shares	(5,880)	(4,200)
Balance, end of period	(74,859)	(74,615)
Total equity, end of period	$ 53,744	$ 53,988

MX US 2 INC.

Statements of Cash Flows
(in thousands of US dollars)
(unaudited)

	Year Ended December 31, 2013	Year Ended December 31, 2012
Cash flows from (used in) operating activities:		
Income before income taxes	$ 5,413	$ 10,829
Adjustments to determine net cash flows:		
Amortization	836	491
Finance income	(6,249)	(4,307)
Reversal of impairment loss related to intangible assets	-	(7,013)
Amounts due to and from related parties	93	1
Dividends received	6,249	4,307
Income taxes paid	(244)	(254)
	6,098	4,054
Cash flows used in financing activities:		
Dividends paid on common shares	(5,880)	(4,200)
	(5,880)	(4,200)
Increase (decrease) in cash and cash equivalents	218	(146)
Cash and cash equivalents, beginning of period	394	540
Cash and cash equivalents, end of period	$ 612	$ 394



BOX®
OPTIONS EXCHANGE

Amendment to:

Exhibit I

Request:
For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Exhibit I is hereby amended by deleting the prior response in its entirety and inserting a new response to Exhibit I as set forth below.

Response:

The 2013 audited financial statements of BOX Options Exchange LLC are submitted as Exhibit I.



BOX

OPTIONS EXCHANGE

Exhibit I – BOX Options Exchange LLC Financial Statements

Financial Statements of

BOX OPTIONS EXCHANGE LLC

Year ended December 31, 2013



KPMG LLP
600 de Maisonneuve Blvd. West
Suite 1500
Tour KPMG
Montréal (Québec) H3A 0A3

Telephone (514) 840-2100
Fax (514) 840-2187
Internet www.kpmg.ca

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Members of BOX Options Exchange LLC

We have audited the accompanying balance sheet of BOX Options Exchange LLC (the "Company") as at December 31, 2013, and the related statements of income and expense, members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BOX Options Exchange LLC as at December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

KPMG LLP*

January 30, 2014

Montréal, Canada

*CPA auditor, CA, public accountancy permit No. A120220

BOX OPTIONS EXCHANGE LLC

Financial Statements

Year ended December 31, 2013

Financial Statements

BOX OPTIONS EXCHANGE LLC

Balance Sheet

December 31, 2013, with comparative information for 2012
(In thousands of dollars)

	2013	2012
Assets		
Current assets:		
Cash	$ 930	$ 1,689
Accounts receivable	4,242	5,635
Other current assets	191	175
	5,363	7,499
Computer equipment and software (note 3):		
Computer equipment and software	2,252	913
Accumulated amortization and depreciation	(285)	(104)
	1,967	809
	$ 7,330	$ 8,308
Liabilities and Members' Equity		
Current liabilities:		
Accounts payable and accrued expenses (note 7)	$ 5,798	$ 8,276
Note payable to BOX Market LLC, bearing interest at a rate of 3% and maturing in December 2014	1,000	1,000
	6,798	9,276
Deferred revenue (note 7)	1,500	–
Members' equity:		
Members' contributions - 100,000 economic units	–	–
Members' contributions - 100,000 voting units	–	–
Accumulated deficit	(968)	(968)
	(968)	(968)
	$ 7,330	$ 8,308

See accompanying notes to financial statements.

BOX OPTIONS EXCHANGE LLC

Statement of Income and Expense

Year ended December 31, 2013, with comparative information for 2012
(In thousands of dollars)

	2013	2012
Revenue:		
Option regulatory fees	$ 9,333	$ 4,445
Facility services revenue (note 7)	(175)	1,748
	9,158	6,193
Expenses:		
Professional services:		
Financial and administrative	1,018	1,801
Consulting (note 7)	3,253	1,679
Technical and operational (note 7)	1,437	901
Other	337	248
Amortization and depreciation	181	104
Employee costs	2,682	1,919
Rent of facilities	92	69
Office-related	17	19
Communications and data processing	87	46
Other	54	38
	9,158	6,824
Net loss	$ –	$ (631)

See accompanying notes to financial statements.

BOX OPTIONS EXCHANGE LLC

Statement of Members' Equity

Year ended December 31, 2013, with comparative information for 2012
(In thousands of dollars)

	Economic Units - members' contributions	Voting Units - members' contributions	Accumulated earnings (deficit)	Total members' equity
Balance, December 31, 2011	$ –	$ –	$ (337)	$ (337)
Net loss	–	–	(631)	(631)
Balance, December 31, 2012	–	–	(968)	(968)
Net loss	–	–	–	–
Balance, December 31, 2013	$ –	$ –	$ (968)	$ (968)

See accompanying notes to financial statements.

BOX OPTIONS EXCHANGE LLC

Statement of Cash Flows

Year ended December 31, 2013, with comparative information for 2012
(In thousands of dollars)

	2013	2012
Cash flows from operating activities:		
Net loss	$ –	$ (631)
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization and depreciation	181	104
Decrease (increase) in accounts receivable	1,393	(5,635)
Increase in other current assets	(16)	(175)
(Decrease) increase in accounts payable and accrued expenses	(2,871)	8,156
Increase in deferred revenue	1,500	–
	187	1,819
Cash flows used in investing activities:		
Purchase of computer equipment and software	(946)	(835)
Net (decrease) increase in cash and cash equivalents	(759)	984
Cash, beginning of year	1,689	705
Cash, end of year	$ 930	$ 1,689

Supplemental cash flow information:

The Company acquired $471 (2012 - $78) of computer equipment and software, which were unpaid as at December 31, 2013.

See accompanying notes to financial statements.

1. Nature of operations:

BOX Options Exchange LLC (the "Exchange" or the "Company"), a Delaware limited liability company, was formed on August 26, 2010 and was approved by the U.S. Securities and Exchange Commission as a registered national securities exchange on April 27, 2012. Effective May 13, 2012, the Exchange is the self-regulatory organization which is responsible for the operation and oversight of its facility, BOX Market LLC ("BOX Market"). BOX Market is an electronic market whose principal business is providing a marketplace for trading options on individual U.S. equities, U.S. equity indices and U.S. exchange traded funds. The members of the Exchange include affiliates of Bourse de Montréal inc. ("Bourse"), Interactive Brokers Group LLC ("IAB"), Credit Suisse, LabMorgan Corporation, Citigroup Financial Products Inc., UBS (USA) Inc., Morgan Stanley and Citadel Derivatives Group, LLC. As the self-regulatory organization responsible for the oversight of the BOX Market, the Exchange has the right to receive all transaction fees charged to participants and use such fees for regulatory purposes, should its own Options Regulatory Fees be insufficient to cover the cost of regulating the BOX Market.

2. Significant accounting policies:

(a) Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and to disclose contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

(b) Cash and cash equivalents:

Cash and cash equivalents include amounts on deposit with banks. Certain amounts on deposit with banks exceed United States Federal Deposit Insurance Corporation insured limits.

(c) Accounts receivable, net:

Accounts receivable consist primarily of transaction fees receivable and the Company's share of distributable revenue receivable from Options Price Reporting Authority ("OPRA") and Options Regulatory Fees. Transaction fees and OPRA revenue are collected by the Exchange on behalf of BOX Market, the primary obligor to these revenue transactions, and are presented net of an equal amount distributable to BOX Market in the statement of income and expense.

2. Significant accounting policies (continued):

(c) Accounts receivable, net (continued):

Allowance for doubtful accounts is maintained at a level that management believes to be sufficient to absorb estimated losses in the accounts receivable portfolio. It is calculated based on several factors including, but not limited to, a continuous assessment of the collectability of each account, the length of time a receivable is past due and the historical experience with the particular customer. Management reviews the allowance for doubtful accounts monthly and makes changes to the reserve through the provision for bad debts as appropriate.

(d) Computer hardware, equipment and software:

Assets consist of computer hardware, equipment and software.

The Exchange's management determines the estimated useful lives and related depreciation policies for its computer hardware, equipment and software. The estimated useful life represents the projected period of time during which the asset will be productively employed by the Company and is determined by management based on many factors, including historical experience with similar assets, projected technology, process and software life cycles that could change due to technical innovations and competitor actions in response to relatively volatile trading industry cycles.

To the extent actual useful lives are more or less than previously estimated lives, the Company may decrease or increase its depreciation charge or will write off or write down technically obsolete or non-strategic assets.

The depreciation method and estimated lives for the following assets are as follows:

	Method	Period
Hardware and equipment	Straight-line	3 years
Trading-related software	Straight-line	5 years

Computer hardware and equipment is carried at cost, net of accumulated depreciation and amortization. Maintenance and repairs that do not improve efficiency or extend economic life are expensed as incurred.

(e) Revenue recognition:

The Exchange receives its revenues from Options Regulatory Fees ("ORF"), fines and disgorgements, and its facility service agreement.

(In thousands of dollars)

2. Significant accounting policies (continued):

(e) Revenue recognition (continued):

ORF revenue is based on the number of customer contracts executed by participant firms and is recognized as earned. Facility services revenue represents the excess of regulatory expenses incurred by the Exchange over ORF revenue and is charged to BOX Market.

3. Computer equipment and software:

Computer equipment and software as at December 31, 2013 and 2012 consisted of:

	2013	2012
Computer equipment	$ 875	$ 138
Computer software	1,377	775
Accumulated amortization and depreciation	(285)	(104)
	$ 1,967	$ 809

For the years ended December 31, 2013 and 2012, Exchange capitalized software development and hardware costs of $1,339 ($542 acquired from Bourse) and $913 ($556 acquired from Bourse), respectively.

Amortization expense related to computer software costs amounted to $124 (2012 - $82) for the year ended December 31, 2013.

4. Income taxes:

The Company is a limited liability company and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the individual members for federal income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

(In thousands of dollars)

5. Commitments and contracts:

Contracts:

The Exchange has entered into several agreements with Bourse and BOX Market to provide certain administrative, regulatory and technical services for certain software and computer hardware equipment, and maintain and support certain data transmissions and other services, which include:

- A Technical and Operational Services Agreement with Bourse to provide the Exchange with certain software and computer hardware equipment, and maintain and support certain data transmissions and other services;
- A Regulatory Services Agreement with BOX Market to provide it with an SRO structure and ongoing oversight of the market operations as well as regulatory functions;
- An Administrative Services Agreement with BOX Market which will provide the Exchange certain support services such as accounting/finance, legal, human resources, communications and administrative support.

6. Members' equity:

As at December 31, 2013, the Exchange has two classes of LLC Membership Units outstanding. One class of units has voting rights and the other class of units has economic rights.

7. Related party transactions:

In accordance with the terms of the Technical and Operational Services Agreement referred to in Note 5, the Company recognized professional fees to related parties of $1,437 and $901 in 2013 and 2012 under Technical and operational professional services. Amounts owed to Bourse as at December 31, 2013 and 2012 of $158 and $96 are reflected in accounts payable and accrued expenses on the balance sheet.

(In thousands of dollars)

7. Related party transactions (continued):

In accordance with the terms of the Regulatory Services Agreement and the Administrative Services Agreement with BOX Market, the Company recognized facility services revenue of ($175) and $1,748 in 2013 and 2012. As of May 13, 2012, all transaction fees earned by BOX Market are billed and collected by the Company and subsequently remitted to BOX Market. Amounts payable to the Exchange as at December 31, 2013 and 2012 of $3,777 and $7,769 are included in accounts payable and accrued expenses on the balance sheet.

In 2013, the Company charged BOX Market facility services revenue of $1,500 for the purchase of computer equipment required for regulatory purposes. This amount has been recorded as deferred revenue as at December 31, 2013 and will be recognized into income over a three-year period as the related computer equipment is amortized. As at December 31, 2013, the Exchange had taken delivery of equipment having a cost of $387,000, with the remaining equipment to be delivered in the first half of 2014.

Transactions related to these services are settled in the normal course of business. The terms of these transactions may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.


BOX®
OPTIONS EXCHANGE

Amendment to:

Exhibit K

Request:
This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. Full legal name;
2. Title or Status;
3. Date title or status was acquired;
4. Approximate ownership interest; and
5. Whether the person has control, a term that is defined in the instructions to this Form.

Exhibit K is hereby amended by deleting the prior response in its entirety and inserting a new response to Exhibit K as set forth below.

Response:

MX US 2, Inc.

1. MX US 2, Inc.
2. LLC Member
3. May 10, 2012
4. 40% Equity interest; 20% Voting interest
5. This entity has "control" of the applicant as defined in the instructions to this Form.


BOX
OPTIONS EXCHANGE

IB Exchange Corporation

1. IB Exchange Corporation
2. LLC Member
3. May 10, 2012
4. 20% Equity interest; 20% Voting interest
5. This entity does not have "control" of the applicant as defined in the instructions to this Form.

CSFB Next Fund Inc.

1. CSFB Next Fund Inc.
2. LLC Member
3. May 10, 2012
4. Less than 15% Equity and Voting interest
5. This entity does not have "control" of the applicant as defined in the instructions to this Form.

LabMorgan Corp.

1. LabMorgan Corp.
2. LLC Member
3. May 10, 2012
4. Less than 15% Equity and Voting interest
5. This entity does not have "control" of the applicant as defined in the instructions to this Form.

Citigroup Financial Products Inc.

1. Citigroup Financial Products
2. LLC Member
3. May 10, 2012
4. Less than 15% Equity and Voting interest
5. This entity does not have "control" of the applicant as defined in the instructions to this Form.

UBS Americas Inc.

1. UBS Americas Inc.
2. LLC Member
3. May 10, 2012
4. Less than 15% Equity and Voting interest
5. This entity does not have "control" of the applicant as defined in the instructions to this Form.

Strategic Investments II, Inc.

1. Strategic Investments II, Inc.
2. LLC Member
3. May 10, 2012
4. Less than 15% Equity and Voting interest
5. This entity does not have "control" of the applicant as defined in the instructions to this Form.

Citadel Securities LLC

1. Citadel Securities LLC
2. LLC Member
3. May 10, 2012
4. Less than 15% Equity and Voting interest
5. This entity does not have "control" of the applicant as defined in the instructions to this Form.


BOX
OPTIONS EXCHANGE

Amendment to:

Exhibit M

Request:
Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name;

2. Date of election to membership or acceptance as a participant, subscriber or other user;

3. Principal business address and telephone number;

4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);

5. Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each; and

6. The class of membership, participation or subscription or other access.

Exhibit M is hereby amended by deleting the prior response in its entirety and inserting a new response to Exhibit M as set forth below.

Response:

A list of BOX Options Participants, including the requested information, is attached hereto as Exhibit M.



BOX OPTIONS EXCHANGE

Exhibit M – BOX Options Participants

BOX Options Exchange Form 1
Exhibit M - List of Members

1. ORGANIZATION PRIMARY BUSINESS NAME	2.BOX APPROVED	3(a). PRINCIPAL BUSINESS ADDRESS	3(b).PHONE NUMBER	4. NOT APPLICABLE	5. ACTIVITIES ENGAGED IN	6. Class of Participation
ABN AMRO CLEARING CHICAGO LLC	05/07/12	175 W. Jackson Blvd., Suite 400. Chicago, IL 60604	312-604-8000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
APEX CLEARING CORPORATION	06/06/12	1700 Pacfic Avenue, Dallas, TX 75201	312-444-8700	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
ATM EXECUTION LLC	05/07/12	599 Lexington Avenue, Equities Division - 21st Floor, New York, NY 10022	646-562-1000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
AUTOMATED TRADING DESK FINANCIAL SERVICES, LLC	05/07/12	11 EWall Street, Mt. Pleasant, SC 29464	843-789-2080	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
BARCLAYS CAPITAL INC.	05/07/12	745 7th Avenue, New York, NY 10019	212-526-7000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
BELVEDERE TRADING LLC	05/07/12	10 S. Riverside Plaza, Suite 2100, Chicago, IL 60606	312-893-3750	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
BMO CAPITAL MARKETS CORP.	05/09/12	3 Times Square, New York, NY 10036	212-605-1646	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
BNP PARIBAS SECURITIES CORP.	05/07/12	787 Seventh Avenue, New York, NY 10019	212.841.2000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
CITADEL SECURITIES LLC	05/07/12	131 South Dearborn Street, Chicago, IL 60603	312-395-2100	Rule 2040(a) restricts participation on BOX.	Market Maker and Order Flow Provider	See Previous Column
CITIGROUP DERIVATIVES MARKETS INC.	05/07/12	130 Chester Lane, Minnetonka, MN 55305	952-475-5525	Rule 2040(a) restricts participation on BOX.	Market Maker and Order Flow Provider	See Previous Column
COMPASS PROFESSIONAL SERVICES, LLC	05/07/12	111 W. Jackson Blvd., Suite 2000, Chicago, IL 60604	312 692-5000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
COR CLEARING	05/07/12	1299 Farnam Street, Suite 800, Omaha, NE 68102	402 384-6100	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
COWEN AND COMPANY	05/07/12	599 Lexington Avenue, Equities Division - 21st Floor, New York, NY 10022	646-562-1000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column

BOX Options Exchange Form 1
Exhibit M - List of Members

1. ORGANIZATION PRIMARY BUSINESS NAME	2.BOX APPROVED	3(a). PRINCIPAL BUSINESS ADDRESS	3(b).PHONE NUMBER	4. NOT APPLICABLE	5. ACTIVITIES ENGAGED IN	6. Class of Participation
CREDIT SUISSE SECURITIES (USA) LLC	05/07/12	11 Madison Avenue, New York, NY 10010	212-325-2000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
DART EXECUTIONS, LLC	05/07/12	350 North Orleans, 2N, Chicago, IL 60654	312-244-5400	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
DASH FINANCIAL LLC	05/07/12	910 W. Van Buren Street, 4th Floor, Chicago, IL 60607	847-550-1728	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
DEUTSCHE BANK SECURITIES INC.	05/07/12	60 Wall Street, New York, NY 10005	212-250-2500	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
GLOBAL EXECUTION BROKERS, LP	05/07/12	401 City Avenue, Suite 220, Bala Cynwyd, PA 19004	610-617-2600	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
GOLDMAN SACHS EXECUTION & CLEARING, L.P.	05/07/12	200 West Street, New York, NY 10282	212-902-1000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
GOLDMAN, SACHS & CO.	05/07/12	200 Wall Street, New York, NY 10282	212-902-1000	Rule 2040(a) restricts participation on BOX.	Market Maker and Order Flow Provider	See Previous Column
HARDCASTLE TRADING USA L.L.C.	05/07/12	755 Secaucus Road, Suite F1110, Secaucus, NJ 07094	201-305-8888	Rule 2040(a) restricts participation on BOX.	Market Maker and Order Flow Provider	See Previous Column
HRT FINANCIAL LLC	05/07/12	32 Old Slip, 30th Floor, New York, NY 10005	212-293-1444	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
INSTINET, LLC	05/07/12	1095 Avenue of the Americas, New York, NY 10036	212-310-9500	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
INTERACTIVE BROKERS LLC	05/07/12	One Pickwick Plaza, 2nd Floor, Greenwich, CT 06830	203-618-5710	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
ITG DERIVATIVES LLC.	05/07/12	601 S. LaSalle, Suite 601, Chicago, IL 60605	312-334-8000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
J.P. MORGAN CLEARING CORPORATION	09/04/12	Three Chase Metrotech Center, Brooklyn, NY 11245	347-643-1000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column

BOX Options Exchange Form 1
Exhibit M - List of Members

1. ORGANIZATION PRIMARY BUSINESS NAME	2.BOX APPROVED	3(a). PRINCIPAL BUSINESS ADDRESS	3(b).PHONE NUMBER	4. NOT APPLICABLE	5. ACTIVITIES ENGAGED IN	6. Class of Participation
J.P. MORGAN SECURITIES LLC.	05/07/12	383 Madison Avenue, New York, NY 10179	212-272-2000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
JEFFERIES LLC	05/07/12	520 Madison Avenue, New York, NY 10022	212-284-2300	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
KCG AMERICAS LLC	05/07/12	545 Washington Blvd., Jersey City, NJ 07310	201 222-9400	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
LEK SECURITIES CORPORATION	05/07/12	1 Liberty Plaza, New York, NY 10006	212-509-2300	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
LIME BROKERAGE LLC	05/07/12	625 Broadway, 12th Floor, New York, NY 10013	212-824-5000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
LIQUIDPOINT, LLC	05/07/12	311 S. Wacker Drive, Suite 4700, Chicago, IL 60606	312-986 2006	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
MERRILL LYNCH PROFESSIONAL CLEARING CORP.	05/07/12	One Bryant Park, 6th Floor, New York, NY 10036	646-743-1295	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED	05/07/12	One Bryant Park, 6th Floor, New York, NY 10036	800-637-7455	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
MORGAN STANLEY & CO. LLC	05/07/12	1585 Broadway, New York, NY 10036	212-761-4000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
NATIONAL FINANCIAL SERVICES LLC	05/07/12	200 Seaport Blvd., Boston, MA 02110	617-563-7000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
NEWEDGE USA, LLC	05/07/12	550 W. Jackson Blvd., Chicago, IL 60661	312-762-1000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
NOMURA SECURITIES INTERNATIONAL, INC.	05/07/12	2 World Financial Center, Building B, New York, NY 10281	212-667-9000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
OPTIVER US, LLC	05/07/12	130 E. Randolph, #1300, Chicago, IL 60601	312-821-9500	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column

BOX Options Exchange Form 1
Exhibit M - List of Members

1. ORGANIZATION PRIMARY BUSINESS NAME	2.BOX APPROVED	3(a). PRINCIPAL BUSINESS ADDRESS	3(b).PHONE NUMBER	4. NOT APPLICABLE	5. ACTIVITIES ENGAGED IN	6. Class of Participation
PEAK6 CAPITAL MANAGEMENT LLC	05/07/12	141 W. Jackson Blvd., Suite 500, Chicago, IL 60604	312-362-2401	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
PERSHING LLC	05/07/12	1 Pershing Plaza, Jersey City, NJ 07399	201-413-2000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
PICTET OVERSEAS INC.	05/07/12	1000 de la Gauchetiere West, Suite 3100, Montreal, QC H3B4W5	514-288-8161	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
QUANTLAB SECURITIES LP	05/07/12	4200 Montrose Blvd. #200, Houston, TX 77006	713-333-3700	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
RBC CAPITAL MARKETS, LLC	05/07/12	3 World Financial Center, 200 Vesey Street, New York, NY 10281	212-858-7000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
SANFORD C. BERNSTEIN & CO., LLC	05/07/12	1345 Avenue of the Americas, New York, NY 10105	212-350-8400	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
SG AMERICAS SECURITIES, LLC	05/07/12	1221 Avenue of the Americas, New York, NY 10020	212-278-6000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
SOUTHWEST SECURITIES, INC.	05/07/12	1201 Elm Street, Suite 3500, Dallas, TX 75270	214-859-1800	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
SPOT TRADING LLC	05/07/12	440 S. LaSalle Street, Suite 2800, Chicago, IL 60605	312-362-4550	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
SUSQUEHANNA SECURITIES	05/07/12	401 City Avenue, Suite 220, Bala Cynwyd, PA 19004	610-617-2600	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
TIMBER HILL LLC	05/07/12	One Pickwick Plaza, 2nd Floor, Greenwich, CT 06830	203-618-5800	Rule 2040(a) restricts participation on BOX.	Market Maker	See Previous Column
TRADESTATION SECURITIES, INC.	05/07/12	8050 SW 10th Street, Plantation, FL 33324	954-652-7900	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
UBS FINANCIAL SERVICES INC.	05/09/12	1000 Harbor Blvd., Weehawken, NJ 07086	201-352-3000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column

BOX Options Exchange Form 1
Exhibit M - List of Members

1. ORGANIZATION PRIMARY BUSINESS NAME	2.BOX APPROVED	3(a). PRINCIPAL BUSINESS ADDRESS	3(b).PHONE NUMBER	4. NOT APPLICABLE	5. ACTIVITIES ENGAGED IN	6. Class of Participation
UBS SECURITIES LLC	05/07/12	677 Washington Blvd., Stamford, CT 06901	203-719-3000	Rule 2040(a) restricts participation on BOX.	Market Maker and Order Flow Provider	See Previous Column
VIRTU FINANCIAL BD LLC	05/07/12	645 Madison Avenue, 16th Floor, New York, NY 10022	212-418-0100	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
VOLANT LIQUIDITY TRADING LLC	05/07/12	7 World Trade Center, Suite 3301, New York, NY 10007	646-484-3000	Rule 2040(a) restricts participation on BOX.	Market Maker and Order Flow Provider	See Previous Column
WALLEYE TRADING LLC	05/07/12	14601 27th Avenue N., Suite 102, Plymouth, MN 55447	952 345-6611	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
WEDBUSH SECURITIES INC.	05/07/12	1000 Wilshire Blvd., Los Angeles, CA 90017	212-688-8090	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
WELLS FARGO SECURITIES, LLC	05/07/12	301 S. College Street, Charlotte, NC 28202	415-645-0800	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
WOLVERINE EXECUTION SERVICES, LLC	05/07/12	175 W. Jackson Blvd., Suite 400. Chicago, IL 60604	312-884-4000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
WOLVERINE TRADING, LLC	05/07/12	175 W. Jackson Blvd., Suite 400. Chicago, IL 60604	312-884-4000	Rule 2040(a) restricts participation on BOX.	Market Maker	See Previous Column


BOX
OPTIONS EXCHANGE

Amendment to:

Exhibit N

Request:
Provide a schedule for each of the following:

1. The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;

2. The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;

3. The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g. Rule 12a-6); and

4. Other securities traded on the exchange, including for each the name of the issuer and a description of the security.

Exhibit N is hereby amended by deleting the prior response in its entirety and inserting a new response to Exhibit N as set forth below.

Response:

The Exchange trades only equity and index options which are listed on other exchanges and cleared by the Options Clearing Corporation ("OCC'). For a description of the criteria used to determine what securities may be traded on the Exchange, please refer to Exchange Rules 5020 - 5030, 6020, and 6090.

As of August 20, 2014, BOX Options Exchange LLC lists a total of 1,567 classes. Please see Exhibit N for the complete list.


BOX
OPTIONS EXCHANGE

Exhibit N – Listed Classes

BOX Options Exchange LLC Form 1 Amendment 11
Exhibit N Listed Classes

Description	ClassSymbol
AGILENT TECHNOLOGIES, INC	A
ALCOA INC.	AA
AMERICAN AIRLINES GROUP	AAL
ADVANCE AUTO PARTS INC	AAP
APPLE COMPUTER INC.	AAPL
APPLE COMPUTER INC MINI OPTION	AAPL7
ADVANTAGE OIL & GAS COMPANY	AAV
ABAXIS INC	ABAX
ABB LTD	ABB
ABBVIE INC	ABBV
AMERISOURCEBERGEN CORPORATION	ABC
ABBOTT LABORATORIES, INC.	ABT
BARRICK GOLD CORP.	ABX
ACADIA PHARMACEUTICALS INC	ACAD
AMERICAN CAPITAL, LTD.	ACAS
ACE LTD	ACE
ALUMINUM CROP CHINA	ACH
ACHILLION PHARMACEUTICALS	ACHN
ARCH COAL INC	ACI
AECOM TECHNOLOGY CORP	ACM
ACCENTURE PLC	ACN
ACORDA THERAPEUTICS INC	ACOR
ACTAVIS INC	ACT
ACXIOM CORP	ACXM
ADOBE SYSTEMS INC.	ADBE
ANALOG DEVICES INC	ADI
ARCHER DANIELS MIDLAND CO	ADM
AUTOMATIC DATA PROCESSING INC	ADP
ALLIANCE DATA SYS CORP	ADS
AUTODESK INC	ADSK
ADT CORPORATION	ADT
ADTRAN INC	ADTN
AMEREN CORPORATION	AEE
AEGERION PHARMACEUTICALS INC	AEGR
AGNICO EAGLE MINES LTD	AEM
AMERICAN EAGLE OUTFITTERS NEW	AEO
AMERICAN ELECTRIC POWER INC	AEP
AES CORPORATION	AES
AETNA, INC.	AET
AFFYMETRIX INC	AFFX
AFLAC INCORPORATED	AFL
AMTRUST FINANCIAL SERVICES, INC.	AFSI
FIRST MAJESTIC SILVER CORP	AG
AGCO CORP	AGCO
ALLERGAN INC	AGN
AMERICAN CAPITAL AGENCY CORP	AGNC

ASSURED GUARANTY LTD	AGO
PROSHARES ULTRA SILVER	AGQ
AGRIUM INC	AGU
AMERICAN INTERNATIONAL GROUP, INC	AIG
APOLLO INVESTMENT COR	AINV
AAR CORP	AIR
AIXTRON SE	AIXG
ASSURANT INC	AIZ
AKAMAI TECHNOLOGIES INC	AKAM
ASANKO GOLD INC	AKG
AK STEEL HOLDING CORP	AKS
ALBEMARLE CORP	ALB
ALIGN TECHNOLGY INC	ALGN
ALASKA AIR GROUP INC	ALK
ALKERMES INC	ALKS
ALLSTATE CORPORATION	ALL
ALNYLAM PHARMACEUTICALS	ALNY
ALERE, INC.	ALR
ALASKA COMM SYSTEMS GROUP	ALSK
ALTERA CORP	ALTR
ALCATEL-LUCENT	ALU
ALEXZA PHARMACEUTICALS INC	ALXA
ALEXION PHARMACEUTICALS	ALXN
AMAG PHARMACEUTICALS	AMAG
APPLIED MATERIALS, INC.	AMAT
AMBARELLA INC	AMBA
AMBAC FINANCIAL GROUP INC	AMBC
APPLIED MICRO CIRCUITS CORP	AMCC
ADVANCED MICRO DEVICES INC.	AMD
AMEDISYS INC	AMED
AFFILIATED MANAGERS GRP INC	AMG
AMGEN, INC.	AMGN
AMKOR TECHNOLOGY INC	AMKR
ALPS ALERIAN MLP ETF	AMLP
AMERIPRISE FINANCIAL INC	AMP
AMARIN CORP PLC	AMRN
AMERICAN SUPERCONDUCTOR CP	AMSC
AMERICAN TOWER CORPORATION	AMT
TD AMERITRADE HLDG CORPORATION	AMTD
AMERICA MOVIL S A B	AMX
AMAZON.COM INC	AMZN
AMAZON.COM INC MINI OPTION	AMZN7
AUTONATION, INC	AN
ANADIGICS INC	ANAD
ANDERSONS INC	ANDE
ABERCROMBIE & FITCH CO	ANF
ANGIE'S LIST INC	ANGI

ANN, INC.	ANN
ALPHA NATURAL RESOURCE INC	ANR
ALLIED NEVADA GOLD CORP	ANV
AOL INC	AOL
AON PLC	AON
APACHE CORPORATION	APA
ANADARKO PETROLEUM CORPORATION	APC
AIR PRODS CHEMS INC	APD
AMPHENOL CORP	APH
ATLAS PIPELINE PARTNERS L.P.	APL
APOLLO GROUP INC	APOL
ACCURAY INC	ARAY
ARCBEST CORPORATION	ARCB
ARES CAPITAL GROUP	ARCC
ARCOS DORADOS HOLDINGS	ARCO
AMERICAN REALTY CAPITAL PROPERTIES, INC.	ARCP
AIRGAS INC	ARG
ARIAD PHARMACEUTICALS	ARIA
ALLIANCE RES PARTNERS L.P.	ARLP
ARM HOLDINGS PLC	ARMH
ARAMARK	ARMK
ARENA PHARMACEUTICALS INC	ARNA
AEROPOSTALE INC	ARO
ARMOUR RESIDENTIAL REIT INC	ARR
ARRIS GROUP IINC	ARRS
ARUBA NETWORKS, INC.	ARUN
ASHLAND INC NEW	ASH
ASML HOLDINGS NV	ASML
ASCENA RETAIL GROUP INC	ASNA
ASCENT SOLAR TECHS	ASTI
ATHENAHEALTH INC	ATHN
ALLEGHENY TECHNOLOGIES INC	ATI
ALLIANT TECHSYSTEMS INC	ATK
ATLAS ENERGY L P	ATLS
ATMEL CORPORATION	ATML
ACTIVISION BLIZZARD, INC.	ATVI
ATWOOD OCEANICS INC	ATW
ANGLOGOLD ASHANTI LIMITED	AU
AU OPTRONICS CORPORATION	AUO
AURICO GOLD INC	AUQ
AUXILIUM PHARMACEUTICALS	AUXL
YAMANA GOLD INC	AUY
AEROVIRONMENT INC	AVAV
AVALONBAY COMMUNITIES INC	AVB
AVEO PHARMACEUTICALS INC	AVEO
AVG TECHNOLOGIES N.V.	AVG
AVALON RARE METALS INC	AVL

AVANIR PHARMACEUTICALS INC	AVNR
AVON PRODUCTS INC	AVP
AVNET INC	AVT
AVERY DENNISON CORP	AVY
HOMEAWAY, INC.	AWAY
AMERICAN WATER WORKS	AWK
AMERICAN AXLE MFG HLDGS INC	AXL
AXIALL CORPORATION	AXLL
AMERICAN EXPRESS COMPANY	AXP
AIRCASTLE LIMITED	AYR
ASTRAZENECA PLC ADS	AZN
AUTOZONE INC.	AZO
BOEING COMPANY	BA
BANK OF AMERICA CORP.	BAC
BROOKFIELD ASSET MANAGEMENT INC	BAM
BAXTER INTERNATIONAL INC.	BAX
BED BATH & BEYOND INC	BBBY
BANCO BRADESCO	BBD
BLACK BOX CORPORATION	BBOX
BLACKBERRY	BBRY
BB&T CORPORATION	BBT
BANCO BILBAO VIZCAYA ARGENTARIA	BBVA
BUILD-A-BEAR WORKSHOP INC	BBW
BEST BUY CO. INC.	BBY
BRUNSWICK CORP	BC
BCE INC	BCE
BRINKS COMPANY THE	BCO
BLUCORA, INC.	BCOR
BARD C R INC	BCR
BIOCRYST PHARMACEUTICALS INC	BCRX
BARCLAYS PLC	BCS
BECTON DICKINSON CO	BDX
B/E AEROSPACE INC	BEAV
BEBE STORES INC	BEBE
BEACON ROOFING SUPPLY INC	BECN
FRANKLIN RESOURCES INC	BEN
BUNGE LTD	BG
GENERAL CABLE CORP	BGC
BAKER HUGHES INC	BHI
BHP BILLITON LTD	BHP
SOTHEBYS	BID
BAIDU, INC. ADR	BIDU
BIG LOTS INC OHIO	BIG
BIOGEN IDEC INC	BIIB
BIODEL INC.	BIOD
BANK OF NEW YORK MELLON CO THE	BK
BROOKDALE SENIOR LIVING, INC.	BKD

BUCKLE INC	BKE
BARNES NOBLE INC	BKS
BURGER KING WORLDWIDE INC	BKW
BALLARD POWER SYSTEMS INC	BLDP
BLACKROCK INC	BLK
BALL CORP	BLL
INFOBLOX, INC.	BLOX
BANK OF MONTREAL	BMO
BIOMARIN PHARMACEUTICALS	BMRN
BRISTOL-MYERS SQUIBB COMPANY	BMY
PROSHARES ULT NATGAS NEW	BOIL
BON TON STORES INC	BONT
DYNAMIC MATERIALS CORP	BOOM
BP P.L.C.	BP
BRIDGEPOINT EDUCATION INC.	BPI
POPULAR INC	BPOP
BP PRUDHOE BAY ROYALTY	BPT
BPZ RESOURCES	BPZ
BROCADE COMM., SYSTEMS, INC.	BRCD
BROADCOM CORP.	BRCM
BERKSHIRE HATHAWAY CLASS B	BRKB
BROAD SOFT INC	BSFT
BOSTON SCIENTIFIC CORP	BSX
PEABODY ENERGY CORP	BTU
ANHEUSER-BUSCH INBEV SA	BUD
BORG WARNER INC	BWA
BUFFALO WILD WINGS	BWLD
BOARDWALK PIPELINE PRTNRS	BWP
BLACKSTONE GROUP	BX
BOYD GAMING INC	BYD
BALLY TECHNOLOGIES	BYI
BEAZER HOMES USA INC	BZH
CITIGROUP INC	C
CA INCORPORATED	CA
CABELAS INC	CAB
CACI INTL INC	CACI
CONAGRA FOODS INC	CAG
CARDINAL HEALTH INC	CAH
CHEESECAKE FACTORY INC	CAKE
MAGICJACK VOCAL TEC LTD	CALL
CAL MAINE FOODS INC	CALM
CAMERON INTNL CORP	CAM
AVIS BUDGET GROUP, INC.	CAR
CATERPILLAR, INC.	CAT
CAVIUM NETWORKS	CAVM
CHUBB CORPORATION	CB
CBRE GROUP, INC. CLASS A	CBG

CHICAGO BRIDGE & IRON CO	CBI
CHRISTOPHER BANKS CORP	CBK
CLEVELAND BIOLABS INC	CBLI
CBOE HOLDINGS INC	CBOE
CBRL GROUP INC	CBRL
CBS CORPORATION	CBS
CBS OUTDOOR AMERICAS, INC.	CBSO
CUBIST PHARMACEUTICALS INC	CBST
COCA COLA ENTRPS INC	CCE
CROWN CASTLE INTL CORP	CCI
CAMECO CORPORATION	CCJ
CROWN HOLDINGS, INC.	CCK
CARNIVAL CORPORATION	CCL
CABOT MICROELECTRONICS CORP	CCMP
COGENT COMMUNICATIONS GRP	CCOI
COEUR D ALENE MINES CORP IDA	CDE
CADENCE DESIGNS SYS	CDNS
CELANESE CORP	CE
CORPORATE EXECUTIVE BOARD	CEB
CAREER EDUCATION CORPORATION	CECO
CELGENE CORPORATION	CELG
CENTURY ALUMINUM CO	CENX
CNOOC LIMITED	CEO
CRESTWOOD EQUITY PARTNERS LP	CEQP
CERNER CORP	CERN
CF INDUSTRIES	CF
CHESAPEAKE ENERGY CORPORATION	CHK
CHECK POINT SOFTWARE TECH, ADR	CHKP
CHINA MOBILE LTD	CHL
CH ROBINSON WRLDWDE INC	CHRW
CHICO'S FAS INC	CHS
CHARTER COMMUNICATIONS, INC.	CHTR
CHINA UNICOM LTD	CHU
CIGNA CORPORATION	CI
COBALT INTL ENERGY INC	CIE
CIENA CORPORATION	CIEN
CHIMERA INVESTMENT CORP	CIM
CNINSURE INC.	CISG
CIT GROUP INC	CIT
C&J ENERGY SERVICES INC	CJES
COLGATE-PALMOLIVE COMPANY	CL
CORE LABORATORIES N V	CLB
CELLDEX THERAPEUTICS INC	CLDX
CLEVELAND CLIFFS NATURAL RESOURCES	CLF
CORELOGIC INC	CLGX
CLEAN HARBOR INC	CLH
CALUMET SPEC PROD PART L.P.	CLMT

CLEAN ENERGY FUELS CORP	CLNE
CONTINENTAL RESOURCES INC	CLR
CELESTICA INC	CLS
CELSION CORPORATION	CLSN
CLOROX COMPANY	CLX
COMERICA INC	CMA
COMMERCIAL METALS CO	CMC
COMCAST CORPORATION CLASS A	CMCSA
COMCAST CORP. CL A	CMCSK
CME GROUP INC	CME
CHIPOTLE MEXICAN GRILL INC	CMG
CUMMINS INC	CMI
COMPASS MINERALS INTL	CMP
CMS ENERGY CORP	CMS
COMTECH TELECOMM CO	CMTL
CENTENE CORPORATION	CNC
CANADIAN NATL RAILWAY CO	CNI
CINEMARK HOLDINGS INC	CNK
CNO FINANCIAL GROUP INC	CNO
CENTERPOINT ENERGY INC HLDG CO	CNP
CANADIAN NAT RES LTD	CNQ
CONVERSANT, INC.	CNVR
CON-WAY INC.	CNW
CONSOL ENERGY INC	CNX
CORINTHIAN COLLEGES INC	COCO
CAPITAL ONE FINANCIAL CORP	COF
CABOT OIL GAS CORP	COG
COACH INC	COH
ROCKWELL COLLINS INC	COL
CONNS INC	CONN
COOPER COS INC	COO
CONOCOPHILLIPS	COP
TEUCRIUM CORN FUND	CORN
CORCEPT THERAPEUTICS INC	CORT
COSTCO WHOLESALE CORP.	COST
CANADIAN PAC RAILWAY LTD NEW	CP
CAMPBELL SOUP CO	CPB
CEPHEID	CPHD
CALPINE GROUP	CPN
COPART INC	CPRT
CHIQUITA BRANDS INTL INC NEW	CQB
CHENIERE ENERGY PARTNERS, LP	CQP
CREE INCORPORATED	CREE
CARTER'S INC	CRI
SALESFORCE COM INC	CRM
CARDIOME PHARMACEUTICALS	CRME
CERAGON NETWORKS LTD	CRNT

CROCS INCORPORATED	CROX
CARBO CERAMICS INC	CRR
CARPENTER TECH CORP	CRS
CIRRUS LOGIC INC	CRUS
CARRIZO OIL AND GAS	CRZO
CREDIT SUISSE GROUP	CS
COMPUTER SCIENCES CORPORATION	CSC
CISCO SYSTEMS, INC.	CSCO
CASH AMERICA INTL INC	CSH
CANADIAN SOLAR INC	CSIQ
CSX CORP	CSX
CINTAS CORP	CTAS
COOPER TIRE RUBBER CO	CTB
CELL THERAPEUTICS INC	CTIC
CENTURYTEL INC	CTL
CTRIP COM	CTRP
CATAMARAN CORP	CTRX
COGNIZANT TECHNOLOGY SOLUTIONS CORPORATION	CTSH
CITRIX SYSTEMS, INC.	CTXS
CUTERA INC	CUTR
COVANTA HOLDING CORP	CVA
CABLEVISION SYSTEMS CORP	CVC
CENOVUS ENERGY INC	CVE
CVR ENERGY INC	CVI
CVR REFINING LP	CVRR
CVS CAREMARK CORPORATION	CVS
CHEVRON CORPORATION	CVX
CEMEX S A B DE C V	CX
CONCHO RESOURCES INC	CXO
CYPRESS SEMICONDUCTOR CORPORATION	CY
CYBERONICS INC	CYBX
CHINA YUCHAI INTL LTD	CYD
COMMUNITY HEALTH SYS	CYH
CHANGYOU COM	CYOU
CYTORI THERAPEUTICS INC	CYTX
CAESARS ENTERTAINMENT CORPORATION	CZR
COSAN LTD	CZZ
DOMINION RES INC (VA) NEW	D
DAKTRONICS	DAKT
DELTA AIR LINES INC	DAL
DANA HOLDING CORPORATION	DAN
E-COMMERCE CHINA DANGDANG INC	DANG
DARLING INTERNATIONAL, INC.	DAR
TABLEAU SOFTWARE INC	DATA
DEUTSCHE BK A G	DB
POWERSHARE DB AGRICULTURE FUND	DBA
POWERSHARES DB COMM IND FUND	DBC

DIEBOLD INC	DBD
POWESHARES DB OIL FUND	DBO
DELCATH SYSTEMS INC	DCTH
DU PONT EL DE NEMOURS	DD
3-D SYSTEMS CORP	DDD
PROSHARES ULTRA DOW 30	DDM
DDR CORPORATION	DDR
DILLARDS INC	DDS
DEERE & CO	DE
DECKERS OUTDOOR CORP	DECK
DIAGEO PLC NEW	DEO
DEAN FOODS CO NEW	DF
DISCOVER FINANCIAL SERVICES	DFS
DOLLAR GENERAL CORP NEW	DG
QUEST DIAGNOSTICS INC	DGX
D.R. HORTON INC	DHI
DANAHER CORPORATION	DHR
SPDR DOW JONES INDUSTRIAL AVERAGE ETF TRUST	DIA
PROSHARES ULTRA OIL & GAS	DIG
DINE EQUITY INC	DIN
DIODES INC	DIOD
WALT DISNEY COMPANY (THE)	DIS
DISCOVERY COMM INC	DISCA
DISH NETWORK CORP.	DISH
DICKS SPORTING GOODS INC	DKS
DIGITAL REALTY TRUST, INC.	DLR
DOLLAR TREE, INC.	DLTR
DIAMOND FOODS, INC.	DMND
DENDREON CORPORATION	DNDN
DUNKIN BRANDS GROUP	DNKN
DENISON MINES CORP	DNN
DENBURY RES INC HLDG CO	DNR
DIAMOND OFFSHORE DRILLING	DO
DOVER CORP	DOV
DOW CHEMICALS CO	DOW
AMDOCS LTD	DOX
DR PEPPER SNAPPLE GROUP	DPS
DOMINO'S PIZZA INC	DPZ
DRESSER RAND GROUP INC	DRC
DARDEN RESTAURANTS INC	DRI
DIGITAL RIVER INC	DRIV
DRIL QUIP INC	DRQ
DRYSHIPS INC	DRYS
DISCOVERY LABORATORIES INC	DSCO
DST SYSTEMS INC	DST
DIANA SHIPPING INC	DSX
DTE ENERGY COMPANY	DTE

DIRECTV GROUP INC THE	DTV
PROSHARES ULTRASH OIL & GAS	DUG
DUKE ENERGY CORP	DUK
DIREXION DAILY GOLD MINERS BEAR 3X SHARE	DUST
DEVRY INC	DV
DAVITA HEALTH CARE PARTNERS	DVA
DYNAVAX TECHNOLOGIES CORP	DVAX
DEVON ENERGY CORPORATION	DVN
ISHARES DOW JONES SEL DIV IDX	DVY
DREAMWORKS ANIMATION SKG INC	DWA
PROSHARES ULTRASHORT DOW30	DXD
WISDOM TREE JAPAN HEDGED EQUITY	DXJ
ELECTRONIC ARTS, INC.	EA
BRINKER INTL INC	EAT
EBAY, INC.	EBAY
EBIX INC	EBIX
ENCANA CORPORATION	ECA
ECOLAB INC	ECL
ENDOCYTE INC	ECYT
CONSOLIDATED EDISON INC	ED
DIREX DLY EMRG MKT BULL 3X SHS	EDC
NEW ORIENTAL EDU	EDU
DIREX DLY EMRG MRKT BEAR 3X SHS	EDZ
ISHARES MSCI EMERGING MKTS	EEM
ENBRIDGE ENERGY PARTNERS L P	EEP
PROSHARES UL SH MSCI EMGMKT	EEV
ISHARES MSCI EAFE INDEX FUND	EFA
EAGLE BULK SHIPPING INC	EGLE
ELDORADO GOLD CORP	EGO
EDISON INTERNATIONAL INC	EIX
E HOUSECHINA HLDG	EJ
ESTEE LAUDER COMPANIES INC	EL
EARTHLINK INC	ELNK
ECHELON CORPORATION	ELON
SYNERON MEDICAL LTD	ELOS
EMULEX CORP	ELX
CALLAWAY GOLF CO (DEL)	ELY
EMC CORP	EMC
EASTMAN CHEMICAL COMPANY	EMN
EMERSON ELECTRIC CO	EMR
ENDEAVOR INTERNATIONAL CORPORATION	END
ENDO PHARMACEUTICALS HLDGS	ENDP
ENERGIZER HLDGS INC	ENR
ENTROPIC COMMUNICATIONS	ENTR
ENZO BIOCHEM INC	ENZ
EOG RESOURCES INC	EOG
EL PASO PIPELINE PARTNERS LP	EPB

ENTERPRISE PDCTS PARTNRS L P	EPD
WISDOMTREE INDIA EARNINGS	EPI
EQUITY COMMONWEALTH	EQC
EQUINIX INC	EQIX
EQUITY RESIDENTIAL	EQR
EQT CORPORATION	EQT
ENERPLUS CORPORATION	ERF
ERICSSON	ERIC
DIREXION ENERGY BULL 3X	ERX
DIREX DLY ENERGY BEAR 3X	ERY
ITT EDUCATIONAL SVCS INC	ESI
EXPRESS SCRIPTS INC	ESRX
ENSCO PLC	ESV
ENERGY TRANS EQTY LP	ETE
E*TRADE FINANCIAL CORPORATION	ETFC
ETHAN ALLEN	ETH
EATON CORP	ETN
ENERGY TRANSFER PARTNERS L P	ETP
ENTERGY CORP	ETR
PROSHARES ULTRASHORT EURO	EUO
EV ENERGY PARTNERS L.P.	EVEP
EDWARDS LIFESCIENCES CORP	EW
ISHARES MSCI AUSTRALIA IND FD	EWA
ISHARES MSCI CANADA IND FD	EWC
ISHARES MSCI GERMANY IND FD	EWG
ISHARES MSCI HONG KONG	EWH
ISHARES MSCI ITALY IND FD	EWI
ISHARES MSCI JAPAN IND FD	EWJ
ISHARES MSCI MALAYSIA INDEX	EWM
ISHARES MSCI TAIWAN IND FD	EWT
ISHARES MEXICO INVESTABLE MARKETS INDEX FUND	EWW
ISHARES MSCI SOUTH KOREA IND F	EWY
ISHARES MSCI BRAZIL	EWZ
EXACT SCIENCES CORPORATION	EXAS
EXELON CORP	EXC
EXELIXIS INC	EXEL
ENDEAVOUR SILVER CORP	EXK
EAGLE MATERIALS INC	EXP
EXPEDITORS INTL WASH INC	EXPD
EXPEDIA INC	EXPE
EXPRESS INC	EXPR
ENERGY XXI LIMITED	EXXI
EZCHIP SEMICONDUCTOR LTD	EZCH
EZCORP INC	EZPW
FORD MOTOR COMPANY	F
DIREXION FINANCIAL BULL 3X	FAS
FASTENAL CO	FAST

DIREXION FINANCIAL BEAR 3X	FAZ
FACEBOOK INC	FB
FUELCELL ENERGY INC DEL	FCEL
FTI CONSULTING INC	FCN
FAIRCHILD SEMICONDUCTOR INTL	FCS
FREEPORT MCMORAN COP & GOLD INC	FCX
FACTSET RESEARCH SYSTEMS	FDS
FEDEX CORP	FDX
FIRSTENERGY CORP	FE
FIREEYE, INC.	FEYE
F5 NETWORKS INC	FFIV
FIRST HORIZON NATL CORP	FHN
FORTRESS INV GROUP	FIG
FINISH LINE	FINL
FIDELITY NATL INFROMATION SVC	FIS
FISERV INC	FISV
FIFTH THIRD BANCORP	FITB
FOOT LOCKER INC	FL
FLEXTRONICS INTERNATIONAL	FLEX
FLIR SYSTEMS INC	FLIR
FLAMEL TECHNOLOGIES SA	FLML
FLUOR CORP NEW	FLR
FLOWSERVE CORP	FLS
FIRST MARBLEHEAD CORP THE	FMD
FIDELITY NATIONAL FIN INC	FNF
FINISAR CORPORATION	FNSR
FORMFACTOR INC	FORM
FOSSIL INC	FOSL
TWENTY-FIRST CENTURY FOX, INC. CLASS B	FOX
TWENTY-FIRST CENTURY FOX, INC. CLASS A	FOXA
FRANCESCAS HOLDINGS CORP	FRAN
FRONTLINE LTD NEW	FRO
FIRST SOLAR INC	FSLR
FOREST OIL CORP NEW	FST
FUEL SYSTEMS SOL INC	FSYS
FUEL TECH	FTEK
FMC TECHNOLOGIES INC	FTI
FLOTEK INDUSTRIES INC (DE)	FTK
FORTINET INC	FTNT
FRONTIER COMMUNICATIONS CORP.	FTR
FOSTER WHEELER AG	FWLT
CURRENCY SH AUS DOL TR	FXA
CURRENCY SHARES BRITISH POUND STERLING TR	FXB
CURRENCY SH CAN DOL TR	FXC
CURRENCY SHARES EURO TR	FXE
FX ENERGY INC	FXEN
CURRENCY SH SWISS FR TR	FXF

ISHARES FTSE CHINA 25 INDEX FUND	FXI
PROSHARES ULTRA SHORT FTSE CHINA 25	FXP
CUR SH JAPANESE YEN TRUST	FXY
GALENA BIOPHARMA, INC.	GALE
BARCLAYS IPATH DJ UBS NAT GAS	GAZ
GANNETT INC	GCI
GENERAL DYNAMICS	GD
GOODRICH PETROLEUM CORP	GDP
MARKET VECTORS GOLD MINERS	GDX
MARKET VECTORS JUNIOR GOLD MINERS	GDXJ
GENERAL ELECTRIC CO	GE
GERON CORPORATION	GERN
GUESS INC	GES
GAFISA S A	GFA
GOLD FIELDS LTD	GFI
GFI GROUP INC	GFIG
GOLDCORP INC	GG
GERDAU S A	GGB
GIGAMEDIA LTD	GIGM
GILEAD SCIENCES, INC.	GILD
GENERAL MILLS INC	GIS
SPDR GOLD TRUST	GLD
SPDR GOLD TRUST MINI OPTION	GLD7
PROSHARES ULTRASHORT GOLD	GLL
GOLAR LNG, LTD.	GLNG
GLU MOBILE INC	GLUU
CORNING INC	GLW
GENERAL MOTORS COMPANY	GM
GREEN MOUNTAIN COFFEE	GMCR
GAMESTOP CORP	GME
GNC HOLDINGS INC	GNC
GENTEX CORP	GNTX
GENWORTH FINANCIAL INC	GNW
GOGO, INC.	GOGO
GOL LINHAS AEREAS INTELIGENT	GOL
RANDGOLD RESOURCES LTD	GOLD
GOOGLE INC MINI OPTION	GOLG7
GOOGLE, INC. CLASS C	GOOG
GOOGLE INC.	GOOGL
GOLD RESOURCE CORP	GORO
GROUP I AUTOMOTIVE INC	GPI
GREAT PANTHER SILVER	GPL
GLOBAL PAYMENT INC	GPN
GULFPORT ENERGY	GPOR
GOPRO INC	GPRO
GAP INC	GPS
W. R. GRACE & CO	GRA

GARMIN LIMITED	GRMN
US GLOBAL INVESTORS INC	GROW
GROUPON, INC.	GRPN
GOLDMAN SACHS GROUP, INC (THE)	GS
GLAXOSMITHKLINE PLC	GSK
GOLDEN STAR RESOURCES LTD	GSS
GSV CAPITAL CORP.	GSVC
GOODYEAR TIRE & RUBBER, INC.	GT
GT SOLAR INTERNATIONAL INC.	GTAT
GRAFTECH INTERNATIONAL LTD	GTI
GTX INC	GTXI
GETTY REALTY CORP HLDG CO	GTY
GULF RESOURCES, INC.	GURE
GRANITE CONSTRUCTION INC	GVA
GRAINGER W W INC	GWW
HAWAIIAN HOLDINGS INC	HA
HALLIBURTON CO	HAL
HALOZYNE THERAPEUTICS, INC.	HALO
HARMAN INTL INDS INC	HAR
HASBRO INC	HAS
HUNTINGTON BANCSHARES INC	HBAN
HANESBRANDS INC	HBI
HCA HOLDINGS INC	HCA
HUDSON CITY BANCORP INC	HCBK
HEALTH CARE REIT INC	HCN
HCP INC	HCP
HOME DEPOT INC	HD
HYPERDYNAMICS CORP	HDY
HERCULES OFFSHORE	HERO
HESS CORPORATION	HES
HOLLY CORP	HFC
HHGREGG, INC.	HGG
HARTFORD FINL SVCS GRP INC	HIG
HIMAX TECHNOLOGIES, INC.	HIMX
HALCON RESOURCES CORP	HK
HECLA MINING COMPANY	HL
HERBALIFE LTD	HLF
HARMONIC INC	HLIT
HEALTHSOUTH CORP	HLS
HILTON WORLDWIDE HOLDINGS, INC.	HLT
HELIX ENERGY SOLUTIONS GROUP	HLX
HOME INNS & HOTELS MGMT INC	HMIN
HARMONY GOLD MNG CO LTD	HMY
HUANENG PWR INTL INC	HNP
HARVEST NATURAL RES INC	HNR
HANSEN MEDICAL INC	HNSN
HEALTH NET INC	HNT

HARLEY DAVIDSON, INC.	HOG
HOLOGIC INC	HOLX
HONEYWELL INTL INC.	HON
HORNBECK OFFSHORE SVCS INC	HOS
STARWOOD HOTELS & RESORTS WORLDWIDE	HOT
HOVNANIAN ENTERPRISES INC	HOV
HELMERICH PAYNE INC	HP
HEWLETT-PACKARD COMPANY	HPQ
H&R BLOCK INC.	HRB
HARRIS CORP	HRS
HSBC HOLDINGS PLC	HSBC
HANWHA SOLARONE CO. LTD.	HSOL
HOSPIRA INC	HSP
HOST HOTEL RESORTS INC	HST
THE HERSHEY COMPANY	HSY
HATTERAS FINANCIAL CORP	HTS
HERTZ GLOBAL HOLDINGS	HTZ
HUMANA INC	HUM
HUNTSMAN CORP	HUN
HEADWATERS INC	HW
HEXCEL CORP	HXL
ISHARES IBOXX $HI YLD CP BND	HYG
HORIZON PHARMA INC	HZNP
IAC/INTERACTIVECORP.	IACI
IAMGOLD CORPORATION	IAG
ISHARES DJ BROKER INDEX	IAI
ISHARES GOLD TRUST	IAU
ISHARES NASDAQ BIOTECHNOLOGY INDEX FUND	IBB
INTERACTIVE BROKERS INC	IBKR
INTL BUSINESS MACHINE CORP	IBM
ICICI BANK LTD	IBN
INTERCONTINENTALEXCHANGE	ICE
INTERDIGITAL INC	IDCC
INTEGRATED DEVICE TECH INC	IDTI
ISHARES BARCLAYS 7 10 YEAR TR BOND FUND	IEF
ISHARES DJ US OIL EQUPMNT	IEZ
INTERNATIONAL FLVRS & FRAG	IFF
INTERNATIONAL GAME TECHNOLOGY	IGT
INSTEEL INDUSTRIES INC	IIIN
ISHARES S&P SMCAP 600 IDX FD	IJR
ISHARES S&P LATIN AMER 40	ILF
ILLUMINA INC	ILMN
IMAX CORP	IMAX
IMMERSION CORP	IMMR
IMMUNOMEDICS INC	IMMU
INCYTE CORP	INCY
INFORMATICA CORP	INFA

INFINITY PHARMACEUTICALS INC	INFI
INFINERA CORPORATION	INFN
INFOSYS LTD	INFY
ING GROEP N V	ING
INGREDION INIC	INGR
INSMED, INC.	INSM
WORLD FUEL SERVICES CORP	INT
INTEL CORP	INTC
INTUIT, INC.	INTU
INVENSENSE INC	INVN
ION GEOPHYSICAL CORP	IO
INTEROIL CORP CDIS	IOC
INTL PAPER, CO.	IP
INTERPUBLIC GROUP OF COS INC	IPG
INTREPID POTASH	IPI
NEUTRAL TANDEM INC	IQNT
INGERSOLL-RAND PLC IRELAND	IR
IROBOT CORPORATION	IRBT
IRIDIUM COMMUNICATIONS INC	IRDM
BANK OF IRELAND GRP	IRE
INTERNATIONAL RECTIFIER CORPORATION	IRF
IRON MOUNTAIN INC DE	IRM
INTERSIL CORPORATION	ISIL
ISIS PHARMACEUTICAL	ISIS
ISLE OF CAPRI CASINOS INC	ISLE
INTUITIVE SURGICAL INC	ISRG
ISHARES DJ US HOME CONSTRUC	ITB
INVESTMENT TECH GROUP INC	ITG
INTERMUNE, INC.	ITMN
ITRON INC	ITRI
ITT CORP	ITT
ITAU UNIBANCO HOLDINGS S.A.	ITUB
ILLINOIS TOOL WKS INC	ITW
INVESCO MORTGAGE CAPITAL INC	IVR
ISHARES S P 500 INDEX FUND	IVV
INVESCO LTD	IVZ
ISHARES RUSSELL 1000 GROWTH	IWF
ISHARES RUSSELL 2000 INDEX FUND	IWM
ISHARES RUSSELL 2000 VAL INDX	IWN
ISHARES RUSSELL 2000 GROWTH INDEX	IWO
ISHARES RUSSELL 3000 INDX FD	IWV
ISHARES DOW JONES US FIN SEC	IYF
ISHARES DJ US BASIC MATL SEC	IYM
ISHARES DJ US REAL ESTATE	IYR
ISHARES DOW JONES TRANS AVG	IYT
JACK IN THE BOX	JACK
JARDEN CORPORATION	JAH

JA SOLAR HOLDINGS CO	JASO
JAZZ PHARMACEUTICALS, INC	JAZZ
HUNT J B TRANS SVC INC	JBHT
JABIL CIRCUIT, INC.	JBL
JETBLUE AIRWAYS CORPORATION	JBLU
JOHNSON CTRLS INC	JCI
J2 GLOBAL COMMUNICATIONS INC	JCOM
J C PENNY	JCP
JD.COM, INC.	JD
JDS UNIPHASE CORPORATION	JDSU
JACOBS ENGR GRP INC	JEC
JIVE SOFTWARE, INC.	JIVE
JINKOSOLAR HOLDING CO LTD	JKS
JOHNSON & JOHNSON	JNJ
SPDR BARCLAYS HIGH YIELD BD FD	JNK
JUNIPER NETWORKS INC.	JNPR
JANUS CAPITAL GROUP INC	JNS
ST JOE COMPANY	JOE
JOY GLOBAL INC	JOY
J.P. MORGAN CHASE & CO	JPM
NORDSTROM INC	JWN
KELLOGG CO	K
KAISER ALUMINUM CORP	KALU
KATE SPADE AND COMPANY	KATE
SPDR KBW BANK	KBE
KB HOME	KBH
KBR INC	KBR
KERYX BIOPHARMACEUTICALS	KERX
KEYCORP	KEY
KINROSS GOLD CORPORATION	KGC
KIMCO REALTY CORP	KIM
KING DIGITAL ENTERTAINMENT	KING
KRISPY KREME DOUGHNUTS INC.	KKD
KKR COMPANY L P DEL	KKR
KLA TENCOR CORP	KLAC
KULICKE & SOFFA INDS INC	KLIC
KIMBERLY CLARK CORPORATION	KMB
KINDER MORGAN	KMI
KINDER MORGAN ENERGY L P	KMP
CARMAX INC	KMX
KINDRED HEALTHCARE INC	KND
KANDI TECHNOLOGIES GROUP, INC.	KNDI
COCA-COLA CO	KO
KODIAK OIL GAS CORP	KOG
MKT VECTORS COAL ETF	KOL
MICHAEL KORS HOLDINGS LTD	KORS
KROGER COMPANY	KR

SPDR KBW REGIONAL BANKING	KRE
KRAFT FOODS GROUP IINC	KRFT
KOHL'S CORP	KSS
KANSAS CITY SOUTHERN	KSU
QUICKSILVER RESOURCES INC	KWK
LOEWS CORPORATION	L
LAMAR ADVERTISING COMPANY	LAMR
LAZARD LTD	LAZ
LIMITED BRANDS INC	LB
LIBERTY GLOBAL INC	LBTYA
LEIDOS HOLDINGS, INC	LDOS
LEGGETT & PLATT INC	LEG
LENNAR CORP	LEN
LEAPFROG ENTERPRISES INC	LF
CHINA LIFE INSURANCE CO LTD	LFC
LIONS GATE ENTMNT CORP	LGF
LAB CORP OF AMERICA NEW	LH
LINN ENERGY LLC	LINE
LIBERTY MEDIA HLDG CORP INT	LINTA
LUMBER LIQUIDATORS HOLDINGS, INC.	LL
L-3 COMMUNICATIONS HOLDING, INC.	LLL
LIMELIGHT NETWORKS, INC.	LLNW
LINEAR TECHNOLOGY CORP	LLTC
ELI LILLY & CO	LLY
LEGG MASON INC	LM
LOCKHEED MARTIN CORP	LMT
LINCOLN NATL CORP IND	LNC
LINN CO., LLC	LNCO
CHENIERE ENERGY INC	LNG
LINKEDIN CORP	LNKD
LORILLARD, INC.	LO
EL POLLO LOCO HOLDINGS, INC.	LOCO
LOGITECH INTERNATIONAL SA	LOGI
LOWES COMPANIES INC	LOW
LIFEPOINT HOSPITALS INC	LPNT
LOUISIANA PAC CORP	LPX
ISHARES IBOXX INVTOP INVESTGRADE CORP	LQD
LAM RESEARCH CORPORATION	LRCX
LANDSTAR SYS INC	LSTR
LIFE TIME FITNESS	LTM
LEUCADIA NATIONAL CORP	LUK
LULULEMON ATHLETICA INC	LULU
SOUTHWEST AIRLINES CO	LUV
LEVEL 3 COMMUNICATIONS, INC.	LVLT
LAS VEGAS SANDS CORP	LVS
LEXMARK INTL INC	LXK
LYONDELLBASELL INDUSTRIES NV	LYB

LIVE NATION ENTERTAINMENT INC	LYV
MACYS INC	M
MASTERCARD INC	MA
MACERICH CO	MAC
MERRIMACK PHARMACEUTICALS INC	MACK
MANPOWER INC WIS	MAN
MANCHESTER UNITED PLC	MANU
MARRIOTT INTL INC	MAR
MASCO CORP	MAS
MATTEL INC	MAT
MATSON, INC.	MATX
MBIA INCORPORATED	MBI
MOBILE TELESYSTEMS OJSC	MBT
MCDONALDS CORP	MCD
MICROCHIP TECHNOLOGY INC.	MCHP
MCKESSON CORPORATION	MCK
MOODY'S CORPORATION	MCO
MOLYCORP INC DEL	MCP
MONARCH CASINO RESORT	MCRI
MDC HLDGS INC	MDC
MEDICINES COMPANY THE	MDCO
MONDELEZ INTERNATIONAL INC	MDLZ
MCDERMOTT INTL INC	MDR
ALLSCRIPTS HEALTHCARE INC	MDRX
MEDTRONIC INC	MDT
MEDIVATION INC	MDVN
S P MIDCAP 400 DEP RCPT	MDY
METALICO INC	MEA
MEDIFAST INC	MED
MERCADOLIBRE INC	MELI
MENTOR INTERNATIONAL HOLDINGS	MENT
METLIFE INC	MET
MFA FINANCIAL INCORPORATED	MFA
MANULIFE FINANCIAL CORP	MFC
MULTI-FINELINE ELECTRONIX	MFLX
MAGNA INTL INC	MGA
MGM RESORTS INTERNATIONAL	MGM
MCGRAW HILL FINANCIAL INC	MHFI
MOHAWK INDS INC	MHK
MAGNUM HUNTER RES CORP	MHR
MILLER ENERGY RESOURCES INC	MILL
MEAD JOHNSON NUTRITION CO	MJN
MARTIN MARIETTA MATL INC	MLM
MELLANOX TECHS	MLNX
MILLENIAL MEDIA INC	MM
MARSH & MCLENNAN COS INC	MMC
3M CO.	MMM

MAGELLAN MIDSTREAM PARTNERS LP	MMP
MANNKIND CORPORATION	MNKD
MONSTER BEVERAGE CORPORATION	MNST
MOMENTA PHARMACEUTICALS	MNTA
CBOE MINI-NDX INDEX	MNX
ALTRIA GROUP	MO
SKYMOBI LIMITED	MOBI
MONSANTO CO NEW	MON
MARKET VECTORS-AGRIBUSINESS	MOO
MOSAIC COMPANY THE	MOS
MARATHON PETROLEUM CORP	MPC
MELCO PBL ENTERTAINMENT	MPEL
MINDRAY MED	MR
MERCK & CO	MRK
MARATHON OIL CORPORATION	MRO
MARVELL TECHNOLOGY GROUP LTD	MRVL
MORGAN STANLEY	MS
MICROSEMI CORP	MSCC
MICROSOFT CORP	MSFT
MOTOROLA SOLUTIONS, INC.	MSI
MARTHA STEWART LIVING OMNIMEDIA INC	MSO
ARCELOR MITTAL	MT
M & T BANK CORP	MTB
MGIC INVESTMENT CORPORATION	MTG
MERITAGE HOMES CORPORATION	MTH
MECHEL OAO	MTL
MERITOR, INC.	MTOR
MATERION CORPORATION	MTRN
MATRIX SVC CO	MTRX
MITSUBISHI UFJ FINANCIAL GRP INC	MTU
MANITOWOC COMPANY INC	MTW
MICRON TECHNOLOGY INC.	MU
MURPHY OIL CORP	MUR
MCEWEN MINING INC	MUX
MEN'S WEARHOUSE (THE)	MW
MUELLER WATER PRODUCTS	MWA
MARKWEST ENERGY PTNRS LP	MWE
MEADWESTVACO CORP	MWV
MONSTER WORLDWIDE INC	MWW
MAXIM INTEGRATED PRODS	MXIM
MYRIAD GENETICS INC	MYGN
MYLAN INC	MYL
NORTHERN DYNASTY MNLS LTD	NAK
NORDIC AMERN TANKER SHIPPING	NAT
NAVISTAR INTL CORP	NAV
NAVIDEA BIOPHARMACEUTICALS, INC.	NAVB
NATIONAL BANK OF GREECE S A	NBG

NEUROCRINE BIOSCIENCES INC	NBIX
NOBLE ENERGY INC	NBL
NABORS INDS., LTD.	NBR
NAVIGANT CONSULTING INC.	NCI
NCR CORP	NCR
NEWCASTLE INVT CORP	NCT
THE9 LIMITED	NCTY
NASDAQ OMX GROUP, INC	NDAQ
NOBLE DRILLING CORPORATION	NE
NEXTERA ENERGY, INC.	NEE
NEWMONT MINING CO	NEM
NEPTUNE TECHNOLOGIES & BIORESOURCES INC	NEPT
NUVERRA ENVIRONMENTAL SOLUTIONS INC	NES
NEWMARKET CORP	NEU
NATIONAL FUEL GAS CO NJ	NFG
NETFLIX INC	NFLX
NEWFIELD EXPLORATION CO	NFX
NOVAGOLD RESOURCES INC NEW	NG
NEW GOLD INC	NGD
TARGA RESOURCES PTNRS LP	NGLS
NISOURCE INC HLDG CO	NI
NII HOLDINGS INC	NIHD
BLUE NILE INC	NILE
NIKE INC	NKE
NEKTAR THERAPEUTICS	NKTR
ANNALY CAPITAL MANAGEMENT	NLY
NAVIOS MARITIME HLDGS	NM
NORTHROP GRUMMAN CORP	NOC
NORTHERN OIL GAS INC	NOG
NOKIA CORPORATION	NOK
NATIONAL OILWELL VARCO INC	NOV
NPS PHARMACEUTICALS INC	NPSP
NQ MOBILE, INC.	NQ
NORTHSTAR REALTY FINANCE CORP.	NRF
NRG ENERGY INC	NRG
NUSTAR ENERGY LP	NS
NORFOLK SOUTHERN CORP	NSC
NUSTAR GP HOLDINGS LLC	NSH
NATIONSTAR MORTGAGE HOLDINGS INC	NSM
INSPERITY, INC.	NSP
NEUSTAR INC	NSR
NETAPP, INC.	NTAP
NETEASE, INC.	NTES
NETGEAR INC	NTGR
NORTHERN TIER ENERGY LP	NTI
NUTRISYSTEM INC	NTRI
NORTHERN TRUST CORP	NTRS

NUANCE COMMUNICATIONS INC	NUAN
NUCOR CORPORATION	NUE
DIREXION DAILY GOLD MINERS BULL 3X SHARE	NUGT
NU SKIN ENTERPRISES INC	NUS
NVIDIA CORPORATION	NVDA
NOVARTIS AG	NVS
NOVATEL WIRELESS INC NEW	NVTL
NEWELL RUBBERMAID INC	NWL
NXP SEMICONDUCTOR N.V	NXPI
NEW YORK COMMNTY BANCORP INC	NYCB
NEW YORK TIMES CO	NYT
REALTY INCOME CORPORATION	O
OASIS PETROLEUM INC NEW	OAS
OWENS CORNING	OC
OCLARO INC	OCLR
OCWEN FINANCIAL CP	OCN
OMNICARE INC	OCR
OFFICE DEPOT INC	ODP
OWENS ILLINOIS INC	OI
MARKET VECTORS OIL SERVICES ETF	OIH
OCEANEERING INTL INC	OII
IPATH ETN LNK CRUDE OIL TR	OIL
OIL ST INTL INC	OIS
ONEOK INC NEW	OKE
UNIVERSAL DISPLAY CORP	OLED
OLIN CORP	OLN
OMNICOM GROUP, INC.	OMC
OM GROUP INC	OMG
ON SEMICONDUCTOR CORP	ONNN
ONCOTHYREON INC	ONTY
OPKO HEALTH INC	OPK
ORBITAL SCIENCES CORP	ORB
ORACLE CORP	ORCL
OREXIGEN THERAPEUTICS	OREX
O'REILLY AUTOMOTIVE INC	ORLY
OSIRIS THERAPEUTICS INC	OSIR
OSHKOSH CORP	OSK
OVERSTOCK.COM	OSTK
OPEN TEXT CORP	OTEX
OUTERWALL INC.	OUTR
OMNIVISION TECHNOLOGIES INC	OVTI
ORBITZ WORLDWIDE, INC.	OWW
OXFORD INDS INC	OXM
OCCIDENTAL PETEROLEUM CORPORATION	OXY
PANDORA MEDIA INC	P
PLAINS ALL AMERN PIPELINE LP	PAA
PAN AMERICAN SILVER CORPORATION	PAAS

NORTH AMERICAN PALLADIUM	PAL
PALO ALTO NETWORKS INC	PANW
VERIFONE SYSTEMS INC	PAY
PAYCHEX INC	PAYX
PEOPLE'S UNITED FINL INC	PBCT
PITNEY BOWES INC	PBI
PETROLEO BRASILEIRO SA PETRO	PBR
POWERSHARES WILDERHILL CLEAN	PBW
PEP BOYS MANNY MOE JACK	PBY
PACCAR INC	PCAR
PG & E CORPORATION	PCG
PLUM CREEK TIMBER CO INC REIT	PCL
PRICELINE.COM INC	PCLN
PRECISION CASTPARTS CORP	PCP
PHARMACYCLICS INC	PCYC
PATTERSON COMPANIES INC	PDCO
PDL BIOPHARMA, INC.	PDLI
PRECISION DRILLING CORP	PDS
PUBLIC SVC ENTRPS GROUP INC	PEG
PACIFIC ETHANOL, INC.	PEIX
PENN NATIONAL GAMING	PENN
PEPSICO, INC.	PEP
PETSMART INC	PETM
PFIZER, INC.	PFE
ISHARES S&P U.S. PFD STOCK	PFF
PRINCIPAL FINL GROUP	PFG
PROCTER & GAMBLE CO.	PG
PENGROWTH ENERGY CORPORATION	PGH
POWERSHARES GOLDEN DRAGON	PGJ
PROGENICS PHARMACEUTICAL INC	PGNX
PROGRESSIVE CORP OH	PGR
PARKER HANNIFIN CORP	PH
KONINKLIJKE PHILIPS ELECTRNCS	PHG
PHH CORPORATION	PHH
PULTEGROUP INC	PHM
POWERSHARES WATER RES PTF	PHO
POLARIS INDUSTRIES INC	PII
PIPER JAFFRAY COMPANIES	PJC
PARKER DRILLING CO	PKD
POSCO	PKX
PHOTRONICS INC	PLAB
CHILDREN'S PLACE RETL STRS INC	PLCE
POLYCOM INC	PLCM
PALL CORP	PLL
PLANTRONICS INC	PLT
PLUG POWER, INC.	PLUG
PROTALIX BIOTHERAPEUTICS INC	PLX

PLEXUS CORP	PLXS
PHILIP MORRIS	PM
PMC-SIERRA INC	PMCS
PNC FINANCIAL SERVICES GROUP INC	PNC
PINNACLE ENTERTAINMENT INC	PNK
PENTAIR INC	PNR
PANERA BREAD COMPANY CL A	PNRA
POOL CORPORATION	POOL
POTASH CORP SASK INC	POT
POZEN INCORPORATION	POZN
PILGRIMS PRIDE CORP NEW	PPC
PPG INDS INC	PPG
PEREGRINE PHARMA NEW	PPHM
PPL CORPORATION	PPL
POLYPORE INTL INC	PPO
PETROQUEST ENERGY INC	PQ
PORTFOLIO RECOVERY ASSOC	PRAA
PARKERVISION	PRKR
PRUDENTIAL FINANCIAL, INC.	PRU
PUBLIC STORAGE (MD)	PSA
PROSPECT CAPITAL CORPORATION	PSEC
PACIFIC SUNWEAR OF CA	PSUN
PHILLIPS 66	PSX
PATTERSON-UTI ENERGY INC	PTEN
PAIN THERAPEUTICS INC	PTIE
PETROCHINA COMPANY LTD	PTR
PANTRY INC (THE)	PTRY
PENN VIRGINIA CORPORATION	PVA
PHILLIPS VAN HEUSEN CORP	PVH
PENN WEST PETROLEUM LTD.	PWE
QUANTA SERVICES INC	PWR
PERFECT WORLD	PWRD
PRAXAIR INC	PX
PIONEER NATURAL RESOURCES	PXD
PIXELWORKS, INC.	PXLW
PARAMOUNT GOLD SILVER CORP	PZG
PAPA JOHN'S INTL INC	PZZA
QUALCOMM INC	QCOM
QEP RESOURCES, INC.	QEP
QIAGEN NV	QGEN
PROSHARES ULTRASHORT QQQ	QID
QIHOO 360 TECHNOLOGY CO. LTD	QIHU
PROSHARES TRUST ULTRA QQQ	QLD
QLOGIC CORPORATION	QLGC
QLIK TECHNOLOGIES INC	QLIK
POWERSHARES QQQ TRUST SERIES 1	QQQ
QUALITY SYS INC	QSII

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.	QTWW
RYDER SYS INC	R
RITE AID CORP	RAD
REYNOLDS AMERICAN INC	RAI
FREIGHTCAR AMERICA INC	RAIL
RAIT FINANCIAL TRUST	RAS
RACKSPACE HOSTING, INC.	RAX
RITCHIE BROS AUCTIONEERS INC	RBA
RUBICON TECHNOLOGY, INC	RBCN
RUBICON MINERALS CORP	RBY
RENT A CENTER	RCII
ROYAL CARIBBEAN CRUISES LTD	RCL
ROCK CREEK PHARMACEUTICALS	RCPI
ROWAN COMPANIES INC	RDC
RADIAN GROUP	RDN
ROYAL DUTCH SHELL PLC	RDSA
RADWARE LIMITED	RDWR
EVEREST RE GROUP LTD BERMUDA	RE
RESOURCES COMMUNICATION, INC.	RECN
REDIFF COM INDIA LTD	REDF
RARE ELEMENT RESOURCES LTD	REE
REGENERON PHARM	REGN
RENREN INC	RENN
REGIONS FINANCIAL CORP NEW	RF
RF MICRO DEVICES, INC.	RFMD
REGAL ENTERTAINMENT GROUP	RGC
ROYAL GOLD INC	RGLD
STURM, RUGER & CO., INC.	RGR
RESTORATION HARDWARE HOLDINGS, INC.	RH
ROBERT HALF INTL INC	RHI
RED HAT INC	RHT
RICE ENERGY, INC.	RICE
TRANSOCEAN LTD	RIG
RIGEL PHARMACEUTICALS	RIGL
RIO TINTO PLC	RIO
REPUBLIC AIRWAYS HOLDINGS	RJET
RAYMOND JAMES FIN INC	RJF
RALPH LAUREN CORPORATION	RL
REALOGY HOLDINGS CORP	RLGY
RAMBUS INC	RMBS
RESMED INC	RMD
ROCKWELL MEDICAL INC	RMTI
RENTECH NITROGEN PARTNERS	RNF
RENAISSANCERE HOLDINGS LTD	RNR
REALNETWORKS INC	RNWK
ROCKWELL AUTOMATION INC	ROK
ROSETTA RESOURCES INC.	ROSE

ROSS STORES INC	ROST
ROVI CORPORATION	ROVI
REPROS THERAPEUTICS INC	RPRX
RANGE RESOURCES CORP	RRC
DONNELLEY R R SONS CO	RRD
RED ROBIN GOURMET BURGERS	RRGB
RELIANCE STL ALUMINUM CO	RS
RADIOSHACK CORP	RSH
MARKET VECTORS RUSSIA	RSX
RTI INTL METALS INC	RTI
RAYTHEON CO	RTN
RIVERBED TECHNOLOGY	RVBD
REDWOOD TRUST INC	RWT
ROYAL BANK OF CANADA	RY
THE RYLAND GROUP INC	RYL
SPRINT NEXTEL CORP	S
SEABRIDGE GOLD	SA
SANDERSON FARMS INC	SAFM
RETAILMENOT, INC.	SALE
BANCO SANTANDER S. A.	SAN
SANDSTORM GOLD LTD	SAND
SANMINA-SCI CORP	SANM
SAP AG	SAP
SBA COMMUNICATIONS CORP	SBAC
SINCLAIR BROADCAST GROUP, INC.	SBGI
STARBUCKS CORP	SBUX
SOUTHERN COPPER CORP	SCCO
SCHNITZER STEEL INDUSTRIES	SCHN
CHARLES SCHWAB CORP	SCHW
PROSH ULTRASHT DJ-UBS CRUDE	SCO
SELECT COMFORT CORP.	SCSS
SOLARCITY CORP	SCTY
SANDRIDGE ENERGY	SD
SEADRILL LTD	SDRL
PROSHARES ULTRASHORT S&P 500	SDS
SPECTRA ENERGY CORP	SE
SEALED AIR CORP	SEE
ORIGIN AGRITECH LIMITED	SEED
SHIP FINANCE INTL LTD	SFL
SHUTTERFLY INC	SFLY
SOUFUN HOLDINGS LIMITED	SFUN
SEATTLE GENETICS INC	SGEN
SILICON GRAPHICS INTL	SGI
SANGAMO BIOSCIENCES INC	SGMO
SCIENTIFIC GAMES CORP	SGMS
ETFS GOLD TRUST	SGOL
STONE ENERGY CORP	SGY

PROSHARES SHORT S&P 500	SH
SEARS HOLDING	SHLD
STEVEN MADDEN LTD	SHOO
SHERWIN WILLIAMS CO	SHW
SIGMA ALDRICH CORP	SIAL
COMPANHIA SIDERURGICA	SID
SIGA TECHNOLOGIES INC	SIGA
SIGMA DESIGNS INC	SIGM
GLOBAL X SILVER MINERS	SIL
SILICON IMAGE INC	SIMG
SILICON MOTION TECHNOLOGY CP	SIMO
SINA CORP	SINA
SIRIUS XM RADIO INC	SIRI
SVB FINANCIAL GROUP	SIVB
ETFS SILVER TRUST	SIVR
SMUCKER JM CO	SJM
PRO SHARES ULTRA FINANCIALS	SKF
SKULLCANDY INC	SKUL
SKECHERS U S A INC	SKX
SILICON LABORATORIES INC	SLAB
SCHLUMBERGER, LTD.	SLB
U.S. SILICA HOLDINGS INC	SLCA
SL GREEN REALTY CORP	SLG
SLM CORPORATION	SLM
ISHARE SILVER TRUST	SLV
SILVER WHEATON CORP	SLW
SALIX PHARMACEUTICALS LTD	SLXP
SCOTTS MIRACLE-GRO COMPANY	SMG
MARKET VECTORS SEMICONDUCTOR ETF	SMH
SEMTECH CORP	SMTC
SYNCHRONOSS TECH INC.	SNCR
SANDISK CORP	SNDK
SONY CORPORATION	SNE
CHINA PETROLEUM CHEM CORP	SNP
SYNOPSYS INC	SNPS
SYNTA PHARMACEUTICALS	SNTA
SYNOVUS FIN CORP	SNV
SANOFI	SNY
SOUTHERN COMPANY	SO
SODASTREAM INTERNATIONAL LTD	SODA
SOHU.COM, INC.	SOHU
RENESOLA LTD	SOL
SONIC CORP	SONC
SONUS NETWORKS INC	SONS
STANDARD PACIFIC CORPORATION	SPF
SIMON PROPERTY GROUP INC NEW	SPG
SUBURBAN PROPANE PARTNERS LP	SPH

SPLUNK INC	SPLK
STAPLES INC	SPLS
SUPERIOR ENERGY SVCS INC	SPN
SPECTRUM PHARM INC	SPPI
SPIRIT AEROSYS HOLD	SPR
SPX CORPORATION	SPW
SUNPOWER CORPORATION	SPWR
DIREXION LARGE CAP BULL 3X	SPXL
DIREX DLY LG CAP BEAR 3X	SPXS
PROSH ULTRAPRO SH S&P 500	SPXU
SPDR S&P 500 ETF	SPY
SPDR S&P 500 ETF MINI OPTION	SPY7
SPDR S&P 500 ETF JUMBO OPTION	SPYJ
SOCIEDAD QUIMICA Y MINERA	SQM
SEQUENOM INC	SQNM
PROSHARES ULTRAPRO SHORT QQQ	SQQQ
STERICYCLE INC	SRCL
SURMODICS INC	SRDX
SEMPRA ENERGY	SRE
SAREPTA THERAPEUTICS INC	SRPT
PRO SHARES ULTRA SHORT REAL ESTATE	SRS
PROSHARES TRUST ULTRA S P500	SSO
SILVER STANDARD RESOURCES IN	SSRI
SEASPAN CORP	SSW
STRATASYS LTD	SSYS
ISTAR FINANCIAL INC	STAR
SUNTRUST BANKS INC	STI
ST JUDE MEDICAL INC	STJ
STEEL DYNAMICS INC	STLD
STATOILHYDRO ASA	STO
QUESTAR CORP	STR
STARZ	STRZA
STATE STREET CORP	STT
CHINA DIGITAL TV HOLDING	STV
SEAGATE TECHNOLOGY INC	STX
CONSTELLATION BRANDS INC	STZ
SUNCOR ENERGY INC	SU
SUNEDISON INC	SUNE
SUPERNUS PHARMACEUTICALS INC	SUPN
SILVERCORP METALS INC	SVM
SUPERVALU INC	SVU
PROSH SHORT VIX SHORT-TERM FUTURES ETF	SVXY
STILLWATER MINING COMPANY	SWC
SMITH & WESSON HOLDING CORP	SWHC
SIERRA WIRELESS INC	SWIR
STANLEY BLACK & DECKER, INC.	SWK
SKYWORKS SOLUTIONS INC	SWKS

SOUTHWESTERN ENERGY CO	SWN
SAFEWAY, INC.	SWY
STRYKER CORPORATION	SYK
SYMANTEC CORP.	SYMC
SYNAPTICS INC	SYNA
SYSTEMAX INC	SYX
SYSCO CORP	SYY
SOLAZYME INC	SZYM
AT&T, INC.	T
TAL INTERNATIONAL GROUP, INC.	TAL
MOLSON COORS BREWING CO	TAP
TASER INTERNATIONAL INC	TASR
PROSH ULT SH LEH 20 PLUS TYS	TBT
THOMPSON CREEK METALS CO INC	TC
TCF FINANCIAL CORP	TCB
TECK RESOURCES LIMITED	TCK
TORONTO DOMINION BANK	TD
TERADATA CORP	TDC
TIDEWATER INC	TDW
TECO ENERGY INC	TE
TECH DATA CORP	TECD
DIREX DLY TECH BULL 3X SHARES	TECL
TELEFONICA S A	TEF
TE CONNECTIVITY LTD	TEL
TENNECO INC	TEN
TERADYNE INC	TER
TEVA PHARMACEUTICAL INDUSTRIES	TEVA
TEREX CORP NEW	TEX
TASEKO MINES LTD	TGB
TARGET CORPORATION	TGT
TENET HEALTHCARE CORP	THC
TIM HORTONS INC	THI
THRESHOLD PHARMA INC	THLD
THOR INDUSTRIES INC	THO
THORATEC CORPORATION	THOR
THERAVANCE INC	THRX
TIBCO SOFTWARE INC	TIBX
TIFFANY & COMPANY	TIF
TITAN MACHINERY INC	TITN
TIVO INC	TIVO
TJX COMPANIES INC NEW	TJX
TEEKAY CORPORATION	TK
TALISMAN ENERGY INC	TLM
ISHARES BARCLAYS 20+YR TREA BD	TLT
TOYOTA MOTOR CORP	TM
THERMO FISHER SCIENTIFIC INC	TMO
T-MOBILE US, INC.	TMUS

DIREX DAILY 20 PLUS YR TR BEAR 3X	TMV
DIREXION SMALL CAPP BULL 3X	TNA
TSAKOS ENERGY NAVIGATION LTD	TNP
TOLL BROTHERS INC	TOL
TOTAL S A	TOT
TUTOR PERINI CORP	TPC
TRI POINTE HOMES, INC.	TPH
TEMPUR-PEDIC INT'L INC	TPX
TRIQUINT SEMICONDUCTOR	TQNT
PROSHARES ULTRAPRO QQQ	TQQQ
TARGACEPT INC	TRGT
TRIPADVISOR INC	TRIP
TRIMBLE NAV LTD LTD	TRMB
TRINITY INDUSTRIES INC	TRN
T ROWE PRICE GROUP INC	TROW
TRONOX INC	TROX
TURQUOISE HILL RESOURCES, LTD.	TRQ
THE TRAVELERS COMPANIES	TRV
TANZANIAN ROYALTY EXPL CP	TRX
TENARIS S A	TS
TRACTOR SUPPLY CO	TSCO
TRINA SOLAR LIMITED	TSL
TESLA MOTROS INC	TSLA
TAIWAN SEMICONDUCTOR MFG CO	TSM
TYSON FOODS INC	TSN
TESORO CORPORATION	TSO
TRANSCEPT PHARMACEUTICALS, INC.	TSPT
TESSERA TECHNOLOGIES INC	TSRA
TELETECH HOLDINGS INC	TTEC
TATA MOTORS LTD	TTM
TAKE TWO INTERACTIVE SOFTWARE INC	TTWO
GRUPO TELEVISA	TV
TIME WARNER CABLE	TWC
TOWER GROUP INTERNATIONAL, LTD.	TWGP
PROSHARES ULTRA SH 2000	TWM
TWO HARBORS INVESTMENT CORP	TWO
TWITTER, INC.	TWTR
TIME WARNER INC.	TWX
TERNIUM SA	TX
TEXAS INSTRUMENTS, INC.	TXN
TEXTRON INC	TXT
TYCO INTL LTD.	TYC
DIREX DLY SMALL CAP BEAR 3X	TZA
TRAVELZOO INC	TZOO
UNDER ARMOUR INC	UA
UAL CORPORATION NEW	UAL
UBIQUITI NETWORKS INC	UBNT

UBS AG NEW	UBS
PROSHS ULTRA DJ-AIG CRUD OIL	UCO
PWR SH DB US $ IND BEAR FD	UDN
NET 1 UEPS TECHNOLOGIES	UEPS
DOMTAR INC	UFS
PRO SHARES ULTRA GOLD	UGL
UNIVERSAL HEALTH SVR INC	UHS
UNISYS CORP	UIS
UNILEVER PLC NEW	UL
ULTA SALON, COSM&FRAG INC	ULTA
UNILEVER NV NEW	UN
UNITED NATURAL FOODS INC	UNFI
UNITED STATES NAT GAS FUND	UNG
UNITEDHEALTH GROUP INC.	UNH
UNUM GROUP	UNM
UNION PACIFIC CORP	UNP
UNIT CORP	UNT
UNITED ONLINE INC	UNTD
UNI-PIXEL INC	UNXL
ULTRA PETROLEUM CORPORATION	UPL
PROSHARES ULTRAPRO S&P 500	UPRO
UNITED PARCEL SERVICES, INC.	UPS
URBAN OUTFITTERS INC	URBN
PROSHARES ULTRA REAL ESTATE	URE
UNITED RENTALS INC	URI
URS CORP	URS
U.S. BANCORP	USB
USG CORPORATION	USG
UNITED STATES OIL FUND	USO
UNITED THERAPEUTICS CORPORATION	UTHR
UNITED TECHNOLOGIES CORP.	UTX
PWR SHARES DB US IND BULL FD	UUP
UNIVERSAL CORP VA	UVV
PROSHARES ULTRA VIX SHORT TERM	UVXY
PROSHARES ULTRA RUSSEL 2000	UWM
PROSHARES ULTRA FINANCIALS	UYG
PROSHARES ULTRA BASIC MATERI	UYM
VISA INC	V
VALE S A	VALE
VARIAN MEDICAL SYSTEMS INC	VAR
VASCO DATA SECURITY INTL INC	VDSI
VEECO INSTRUMENTS INC	VECO
VEEVA SYSTEMS, INC.	VEEV
VF CORP	VFC
VIRNETX HOLDING CORP	VHC
VIACOM, INC. (CL B)	VIAB
VICAL, INC.	VICL

VIEWTRAN GROUP, INC.	VIEW
VIPSHOP HOLDINGS LTD	VIPS
PROSHARES VIX SHORT-TERM FUTURES ETF	VIXY
VOXELJET AG ADS	VJET
VALERO ENERGY CORP.	VLO
VALLEY NATL BANCORP	VLY
VULCAN MATERIALS CO	VMC
VMWARE	VMW
VANDA PHARMACEUTICALS INC	VNDA
VORNADO REALTY TRUST	VNO
VODAFONE GROUP PLC	VOD
VISTAPRINT NV	VPRT
VERA BRADLEY, INC.	VRA
VRINGO INC	VRNG
VERSO PAPER CORP.	VRS
VERISIGN, INC.	VRSN
VERTEX PHARMACEUTICALS	VRTX
VALEANT PHARMACEUTICALS INTERNATIONAL, INC.	VRX
VISHAY INTERTECHNOLOGY INC	VSH
VIVUS INC	VVUS
VANGUARD MSCI EMRG MKTS ETF	VWO
IPATH S&P 500 VIX SHORT TERM FUTURES	VXX
VERIZON COMMUNICATIONS	VZ
WALTER INVT MGMT CORP	WAC
WALGREEN COMPANY	WAG
WATERS CORP	WAT
WEIBO CORP	WB
WEBMD HEALTH CORP	WBMD
WESCO INTERNATIONAL INC	WCC
WELLCARE HEALTH PLANS INC	WCG
WORKDAY INC	WDAY
WESTERN DIGITAL CORPORATION	WDC
THE WENDY'S COMPANY	WEN
WELLS FARGO & CO	WFC
WHOLE FOODS MARKET INC	WFM
WEATHERFORD INTERNATIONAL INC	WFT
WINNEBAGO INDS INC	WGO
WHIRLPOOL CORPORATION	WHR
WINDSTREAM CORP	WIN
ENCORE WIRE CORP	WIRE
WIPRO LTD	WIT
WHITING PETROLEUM CORP	WLL
WELLPOINT HEALTH NETWORKS INC	WLP
WALTER ENERGY, INC.	WLT
WASTE MANAGEMENT INC	WM
WILLIAMS COMPANIES, INC.	WMB
WAL-MART STORES, INC.	WMT

WESTERN REFINING	WNR
VCA ANTECH INC	WOOF
WORTHINGTON INDS INC	WOR
WESTPORT INNOVATIONS INC	WPRT
WILLIAMS PARTNERS LTD	WPZ
WARREN RESOURCES INC	WRES
WILLIAMS SONOMA INC	WSM
W T OFFSHORE INC	WTI
AQUA AMERICA INC	WTR
WEIGHT WATCHERS INTERNATIONAL INC	WTW
WESTERN UNION CO THE	WU
WHITEWAVE FOODS CO	WWAV
WORLD WRESTLING ENTERTAINMENT, INC.	WWE
WEYERHAEUSER CO	WY
WYNDHAM WORLDWIDE CORP	WYN
WYNN RESORTS LTD	WYNN
UNITED STATES STEEL CORP	X
EXCO RESOURCES INC	XCO
CIMAREX ENERGY CO	XEC
XCEL ENERGY INCORPORATED	XEL
SPDR SER TR SP HOMEBUILDERS	XHB
XL GROUP PLC	XL
SPDR FD MATERIALS SELECT SECT	XLB
ENERGY SELECT SECTOR SPDR	XLE
FINANCIAL SELECT SECTOR SPDR FUND	XLF
SPDR FD INDUSTRIAL	XLI
SPDR FD TECHNOLOGY	XLK
XILINX INC	XLNX
SPDR FD CONSUMER STAPLES	XLP
SPDR FD UTILITIES	XLU
SPDR FD HLTHCARE SELECT	XLV
SELECT SCTR SPDR FD CONS DISCR	XLY
SPDR SER TR S&P METALS & MINING	XME
XENOPORT	XNPT
EXXON MOBIL CORP	XOM
XOMA CORPORATION	XOMA
EXONE COMPANY	XONE
SPDR SER TR S&P OIL & GAS EXP & PROD	XOP
EXETER RESOURCES CORP	XRA
DENTSPLY INTL INC NEW	XRAY
SPDR S P RETAIL	XRT
XEROX CORP	XRX
PROSHARES ULTRASHORT YEN	YCS
YELP INCORPORATED	YELP
YINGLI GREEN ENERGY	YGE
YAHOO! INC.	YHOO
YANDEX N.V. CL A	YNDX

YOUKU TUDOU, INC.	YOKU
YPF SOCIODAD ANONIMA	YPF
YRC WORLDWIDE, INC.	YRCW
YUM BRANDS INC	YUM
YY, INC.	YY
ZILLOW INC	Z
ZAGG INCORPORATED	ZAGG
ZEBRA TECH CORP	ZBRA
ZIONS BANCORP	ZION
ZIOPHARM ONCOLOGY INC	ZIOP
ZIMMER HOLDINGS INC	ZMH
ZYNGA INC	ZNGA
QUIKSILVER INC	ZQK
PROSHARES ULTRASHORT SILVER	ZSL
ZOETIS INC	ZTS
ZULILY, INC.	ZU
ZUMIEZ INC	ZUMZ

From: (312) 444-6331
Karen Stephanie
BOX Options Exchange
135 S. LaSalle Street, Suite 4250
Suite 4250
Chicago, IL 60603

Origin ID: CHIA

FedEx Express



J142014061903uv

Ship Date: 20AUG14
ActWgt: 0.5 LB
CAD: 2505919/INET3550

Delivery Address Bar Code



SHIP TO: (202) 551-5777 BILL SENDER
Christopher Grobbel
US SEC, Div. of Trading & Markets
100 F Street N.E.

WASHINGTON, DC 20549

Ref # BOX Regulation
Invoice #
PO #
Dept #

TRK# 0201 7708 8856 4890

THU - 21 AUG 10:30A
PRIORITY OVERNIGHT



FedEx
TRK# 0201 7708 8856 4890

FRI – 22 AUG 10:30A
PRIORITY OVERNIGHT

EP YKNA

20549
DC-US IAD



#2272685 08/21 522G1/ECF2/8AC9



To: Grobbel, Christoph
Department: HQ/TM
Phone: 202.551.5491
Route: HQ-7a
Mail Stop: 7010
Building: SP1

Package Type:
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1001899933160002054900770888564890
8/22/2014 9:54:41 AM

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